PROSPECTUS
                                   $23,000,000
                              GCB Capital Trust II
                        8.45% Trust Preferred Securities
                     fully and unconditionally guaranteed by

                                     [Logo]

                          Greater Community Bancorp(R)

                          ============================

         GCB Capital Trust II is a subsidiary of Greater Community Bancorp. In connection with this offering, the Trust will:

          o sell preferred securities to the public and common securities to us,

          o use the proceeds from these sales to buy an equal principal amount of 8.45% junior subordinated debentures due June 30, 2032 issued by us, and

          o    distribute   the  cash   payments   it  receives  on  the  junior
               subordinated debentures to the holders of the preferred and common securities.

         The preferred securities represent interests in the assets of the Trust. For each preferred security that you own, you will be entitled to receive cumulative cash distributions at an annual interest rate of 8.45% on the liquidation amount of $10 per preferred security, payable quarterly with interest accruing from June 28, 2002.

         We may defer payment of distributions at any time for periods of up to five years. The preferred securities mature on June 30, 2032. The Trust may redeem the preferred securities at any time on or after June 30, 2007, or earlier if a change in the regulatory treatment of the Trust and/or the preferred securities occurs, or becomes likely to occur.

         The preferred securities have been approved for quotation on the Nasdaq National Market under the symbol "GFLSO."

                          ============================

See "Risk Factors" beginning on page 9 for information that should be considered before you invest.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission, the Federal Deposit Insurance Corporation, nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                                Public        Underwriting          Proceeds
                          Offering Price(1)   Discount(2)       to the Trust(3)
                          -----------------   -----------       ---------------
Per preferred security          $10.00             *                 $10.00
Total                        $23,000,000           *              $23,000,000

----------------
(1)      Plus accrued distributions, if any, from the date of original issuance.
(2) Because all of the proceeds of the sale of the preferred securities will be used to purchase the junior subordinated debentures, we have agreed to pay the underwriters, as compensation, $0.35 per preferred security or $805,000 in the aggregate ($925,750 if the over-allotment option is exercised in full).
(3)      Before deduction of expenses payable by us, estimated at $212,000.

         We have granted the underwriters a 30-day option to purchase up to a maximum of 345,000 additional preferred securities to cover over-allotments, if any. If the over-allotment option is exercised in full, the total public offering price and the proceeds to the Trust will be $26,450,000.

  Advest, Inc.                                               Ferris, Baker Watts
                                                                Incorporated

                  The date of this prospectus is June 25, 2002

                                 [MAP OMITTED]






Certain persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the preferred securities being offered, including over-allotting shares of the preferred securities and bidding for and purchasing such shares at a level above that which otherwise might prevail in the open market. For a description of these activities, see "Underwriting." Such stabilizing transactions, if commenced, may be discontinued at any time. In connection with this offering, certain underwriters (and selling group members) may engage in passive market making transactions in the common shares on the Nasdaq National Market in accordance with Rule 103 of Regulation
M. See "Underwriting."

--------------------------------------------------------------------------------

                                     SUMMARY

This summary highlights selected information and may not contain all the information that is important to you. You should read this entire prospectus carefully, including the consolidated financial statements and the notes thereto incorporated by reference into this prospectus.

                            Greater Community Bancorp

         We are a financial holding company headquartered in Totowa, New Jersey, and our principal activity is the ownership and operation of our three subsidiary banks: Greater Community Bank (formerly Great Falls Bank), Bergen Commercial Bank and Rock Community Bank. In addition, we are focused on generating noninterest revenue through our nonbank subsidiaries, including Greater Community Financial, L.L.C., a full service securities broker-dealer that offers securities brokerage and investment advisory services, and Highland Capital Corp., an equipment leasing and financing subsidiary.

         During 2001, we demonstrated continued growth both in assets and earnings in an increasingly competitive and uncertain economic environment. 2001 represented our sixteenth anniversary of operations and sixteen consecutive years of growth in earnings and assets. As of December 31, 2001, our consolidated assets were $660.8 million, as compared with consolidated assets of $607.3 million at December 31, 2000. Net income for 2001 was $6.1 million, or $0.88 per diluted share, a $1.3 million, or 27.1%, increase from $4.8 million, or $0.71 per diluted share, in 2000. Cash earnings, which excludes goodwill amortization, were $0.99 per diluted share for 2001, a 19% increase compared to 2000. We declared total cash dividends of $0.33 per share and $0.28 per share during 2001 and 2000, respectively.

         In the first quarter of 2002, our assets grew $9.1 million to $669.9 million at March 31, 2002. Total deposits and equity were $491.1 million and $47.5 million at March 31, 2002, respectively, compared to $484.6 million and $46.1 million at December 31, 2001. Net income for the first quarter of 2002 totaled $2.1 million, compared to $1.2 million for first quarter of 2001, a 71.8% increase. Diluted earnings per share were $0.30 for the first quarter of 2002, compared to $0.18 for the first quarter of 2001, an increase of 66.7%. Cash earnings, which excludes goodwill amortization, were $0.31 per diluted share for the first quarter of 2002, compared to $0.21 per diluted share for the first quarter of 2001.

         Our subsidiary banks conduct a general commercial and retail banking business encompassing a wide range of traditional deposit and lending functions. The broad variety of lending services offered by our subsidiary banks includes commercial real estate and residential real estate loans, construction loans, business loans, short and medium term loans, revolving credit arrangements, lines of credit and consumer installment loans. Our subsidiary banks offer a broad variety of deposit accounts, including consumer and commercial checking accounts and NOW accounts, regular savings, money market deposits, term certificate accounts and individual retirement accounts. Our ibranchSM internet banking program offers customers informational and transactional services, and our commercial program, ibranch for Your businessSM, provides our business customers with additional cash management capabilities.

         The key components of our current business strategy include:

         INCREASING OUR MARKET SHARE - We operate principally in Bergen and Passaic Counties, New Jersey, and we have recently opened a branch in Morris County. Our operating strategy is to combine highly focused personalized service, convenient office locations and advanced technology to offer a variety of loan and deposit products tailored to fit the needs of our customers.

         Each of our subsidiary banks has its own management team and sets individual performance targets consistent with our overall goals. This structure allows the senior management of each bank to focus their

                                       1
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efforts on servicing their customers, expanding their customer base, and meeting the specific needs of their markets. We maintain three separate banking subsidiaries in order to enhance our local identity in the communities in which we operate. However, all back office operations are centralized to improve efficiency. Our subsidiary banks share a common banking regulator as New Jersey-chartered commercial banks, further increasing our efficiency.

         CONTINUING OUR SMALL BUSINESS LENDING FOCUS - We have focused on growing our commercial loan portfolio, and management believes it has had success in originating small business loans throughout our primary market areas. At March 31, 2002, our nonresidential real estate loans totaled $183.3 million, or 45.3% of total loans. Commercial business loans totaled $47.9 million, or 11.8% of total loans. These amounts represent increases of 23.4% and 8.6% over March 31, 2001. Nonresidential real estate lending is concentrated on completed properties with strong positive cash flow. Commercial lending focuses on businesses in our market area and is primarily secured by real estate. Our commercial lenders will continue to seek out new attractive business lending relationships.

         MAINTAINING CREDIT QUALITY- We stress asset quality through our emphasis on lending in our local markets where management is most qualified to make educated underwriting decisions and apply generally conservative underwriting criteria. Each of our subsidiary banks has its own loan committee that applies centralized underwriting criteria, policies and procedures. The success of this strategy is demonstrated by our nonperforming assets to total assets ratio of 0.27% at March 31, 2002.

         It is our policy to obtain personal guarantees from the principals of the commercial loan borrowers, and we generally do not make unsecured loans. At March 31, 2002, less than 1.0% of total loans were unsecured. In the first quarter of 2002, we liquidated our credit card portfolio, realizing a one-time gain of $124,000.

         CAPITALIZING ON FAVORABLE MARKET DEMOGRAPHICS - As of March 31, 2002, our subsidiary banks provided community banking services through fifteen branches located in northern New Jersey. We consider our primary market area to be Passaic, Bergen and Morris counties in northern New Jersey, which comprises a diverse base of business and retail customers. This area is highly urbanized and densely populated, lying at the heart of the northeast corridor, one of the largest population and commercial areas in the country. The markets in which our branches operate are mostly stable markets, with high population densities and a median household income level generally above the national and New Jersey median. We believe that our primary market area provides significant opportunities for continued growth.

         PURSUING AN OPPORTUNISTIC  APPROACH TO NEW BUSINESS  OPPORTUNITIES  AND
GEOGRAPHIC EXPANSION - On an ongoing basis, we analyze the possibilities for generating new types of revenue and opportunities for geographic expansion in New Jersey through internal growth and strategic acquisitions.

         In April 1999, we completed an acquisition of First Savings Bancorp of Little Falls, Inc., parent of First Savings Bank of Little Falls located in Little Falls, New Jersey, with three branch offices, which added assets of $193 million, total loans of $109 million and total deposits of $184 million. This acquisition was significant in our development of our market share and presence in Passaic County. This acquisition was accounted for as a purchase transaction. Also in April 1999, we opened for business Rock Community Bank in Glen Rock, New Jersey, located in Bergen County, which has grown to $32.3 million in assets at March 31, 2002 and is the only commercial bank headquartered in Glen Rock.

         Our focus on new business opportunities is reflected in the development of our nonbank subsidiaries including Greater Community Financial, L.L.C., a full service securities broker-dealer that offers securities brokerage and investment advisory services, and Highland Capital Corp., an equipment leasing and financing

                                       2
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
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subsidiary.  Greater  Community  Financial at March 31, 2002, had  approximately
$200 million in client assets under management. Highland Capital Corp. engages as a principal in the origination of commercial equipment leases on a nationwide basis as a direct lender focusing on the small business and lower middle market segments of the leasing industry. Highland Capital Corp. achieved record levels of lease generations in 2001, and first quarter leasing income in 2002 was up 36.5%, to $348,000, compared to $255,000 in the first quarter of 2001.

         Our executive office is located at 55 Union Boulevard, Totowa, New Jersey 07512, and our telephone number is (973) 942-1111.

                              GCB Capital Trust II

         GCB Capital Trust II, a Delaware statutory business trust, will:

          o issue and sell the preferred securities to purchasers in the offering;

          o    issue and sell the common securities to us;

          o use the proceeds it receives from the sale of the preferred and common securities to purchase the junior subordinated debentures from us;

          o    distribute   the  cash   payments   it  receives  on  the  junior
               subordinated debentures to the holders of the preferred and common securities; and

          o engage in other activities that are incidental to the activities described above.

         The junior subordinated debentures will be the only assets of the Trust, and our payments to the Trust under the junior subordinated debentures will be the Trust's sole source of revenue.

         The Trust will be treated, for financial accounting purposes, as a subsidiary and, accordingly, the accounts of the trust will be included in Greater Community Bancorp's consolidated financial statements. See "Accounting Treatment" on page 18.

         The address of the Trust is c/o Deutsche Bank Trust Company Delaware, 1101 Centre Road, Suite 200, Trust Department, Wilmington, Delaware 19805, and the telephone number is (302) 636-3301.

         In May 1997, we established GCB Capital Trust which issued $23.0 million of 10.00% cumulative trust preferred securities scheduled to mature in 2027. That trust invested the proceeds of the sale of these securities in 10.00% junior subordinated debentures issued by us. We used these proceeds for general corporate purposes and to fund our acquisition of First Savings Bancorp of Little Falls, Inc. The trust preferred securities of that trust can be prepaid in whole or in part on or after June 30 ,2002 at a redemption price equal to the par value of each security plus accumulated but unpaid distributions thereon to the date of redemption. The trust preferred securities of GCB Capital Trust are quoted on the Nasdaq National Market under the symbol "GFLSP." We intend to redeem these junior subordinated debentures on or after June 30, 2002. We are seeking, and expect to receive the approval of, the Federal Reserve Board to redeem such debentures. In connection with such redemption, GCB Capital Trust would redeem the outstanding preferred securities issued in 1997. See "Use of Proceeds" on page 15.

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                                  THE OFFERING

The issuer......... GCB Capital Trust II, a Delaware business trust.

The securities
that are being
offered............ 2,300,000  preferred  securities having a liquidation amount of $10 per preferred security. The preferred securities represent preferred interests in the assets of the Trust, which will consist solely of junior subordinated debentures. We will guarantee payments on the preferred securities to the extent the Trust has funds available for distribution. We have granted the underwriters an option, exercisable within 30 days after the date of the offering, to purchase up to an additional 345,000 preferred securities at the initial offering price, solely to cover over-allotments, if any.

The offering price  $10 per preferred security.

The payment of
distributions...... The Trust will pay  distributions  to you on each  preferred security at an annual rate of 8.45%. The distributions will be cumulative, will accumulate from June 28, 2002, and will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, to record holders at the close of business on the 15th day of March, June, September and December (whether or not a business day)
                    preceding the relevant distribution date. The first distribution date for the preferred securities will be September 30, 2002.

The junior
subordinated
debentures......... The Trust will invest the proceeds  from the issuance of the
                    preferred   securities  and  the  common  securities  in  an
                    equivalent amount of our junior subordinated debentures.

The maturity date.. The junior  subordinated  debentures will mature on June 30,
                    2032. We will have the option to redeem the preferred securities at any time on or after June 30, 2007. We will not redeem the preferred securities without prior approval of the Federal Reserve Board. The Trust must redeem the preferred securities when the junior subordinated debentures are paid on the maturity date, or following any earlier redemption of the junior subordinated debentures.

We have the
option to defer
interest payments.. At  any  time  we  are  not  in  default  under  the  junior subordinated debentures, we may defer payments of interest on the junior subordinated debentures for up to 20 consecutive quarters, but not beyond their stated maturity date. The Trust would defer quarterly distributions on the preferred securities while we are deferring payment on the junior subordinated debentures. Deferred quarterly distributions will accumulate additional distributions at an annual interest rate of 8.45% compounded quarterly.

                    During any period that we are deferring interest payments, we may not declare or pay any cash distributions on our capital stock or debt securities that are of equal or lower rank than the junior subordinated debentures. After the end of any period in which we are deferring interest payments, if we have paid all deferred and current interest under

                                       4
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                    the junior  subordinated  debentures,  we may defer interest payments again. If we defer interest payments, you will be required to include deferred interest income in your gross income for federal income tax purposes before you have received deferred interest payments.

Redemption of
the preferred
securities is
possible........... The Trust will redeem the  preferred  securities in whole or in part if we repay the junior subordinated debentures. Subject to the receipt of prior approval of the Federal Reserve Board, we may redeem the junior subordinated debentures prior to their scheduled maturity (1) on or after June 30, 2007, in whole at any time or in part from time to time, or (2) at any time, in whole, but not in part, within 90 days after:

                    o the federal tax treatment of the Trust changes or is likely to change;

                    o the Trust is or becomes likely to be deemed to be an investment company; or

                    o there is a change in the regulatory capital treatment of the preferred securities.

                    Upon any redemption of the junior subordinated debentures, we will use the cash proceeds of the redemption to pay you a liquidation amount for the preferred securities. The liquidation amount you will receive will be $10 per preferred security plus any accrued and unpaid distributions to the date of redemption.

How the securities
will rank in right
of payment......... The preferred  securities  will rank equally with the common securities of the Trust. The Trust will pay distributions on its preferred and common securities pro rata. However, if we default by failing to pay interest payments on the junior subordinated debentures, then we will not receive any distributions on the common securities until the Trust has paid all accumulated and unpaid distributions on the preferred securities.

                    Our obligations under the junior subordinated debentures are unsecured and generally will rank junior in priority to our senior and other subordinated indebtedness. If we create any new trusts similar to the Trust, then the junior subordinated debentures will rank equally with any other junior subordinated debentures we issue to such trusts. We do not presently intend to create any additional trusts.

                    Our obligations under the guarantee are unsecured and will rank junior to our senior and other subordinated indebtedness. If we issue any guarantees in the future relating to preferred securities issued by new trusts, then the guarantee issued in this transaction will rank equally with those guarantees.

                    Because we are a holding company, the junior subordinated debentures and the guarantee will effectively be subordinated to all existing and future liabilities of our subsidiaries.

                                       5
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The junior
subordinated
debentures may be
distributed to you..We will  have the right to  dissolve  the Trust at any time, although we would need to receive the prior approval of the Federal Reserve Board to do so. If we dissolve the Trust, after satisfaction of any of the Trust's liabilities to creditors, the Trust will distribute your pro rata share of the junior subordinated debentures to you in liquidation of the Trust.

Our guarantee of
payments........... We will fully and  unconditionally  guarantee  the preferred securities based on:

                    o     our  obligations  to  make  payments  on  the   junior
                          subordinated debentures;

                    o our obligations under the guarantee agreement for the benefit of the holders of the preferred securities; and

                    o     our obligations under the trust agreement.

                    If we do not make payments on the junior subordinated debentures, the Trust will not have sufficient funds to make payments on the preferred securities. In that event, you would not be able to rely on the guarantee agreement because it applies only when the Trust has funds available for payment. Instead, you would have to institute legal action against us directly for payment on your preferred securities.

Limited voting
rights............. You will have limited  voting  rights.  You will have voting rights only with respect to proposed changes to the terms of the preferred securities and the exercise of the Trust's rights as the holder of the junior subordinated debentures.

The use of
proceeds........... The Trust will invest all of the  proceeds  from the sale of the preferred and the common securities in our junior subordinated debentures. We intend to use the net proceeds from our sale of the junior subordinated debentures to fund the redemption of all of the $23.0 million of outstanding 10.00% preferred securities issued by GCB Capital Trust in 1997, which are callable at any time on or after June 30, 2002. We used these proceeds for general corporate purposes and to fund our acquisition of First Savings Bancorp of Little Falls, Inc.

Listing of the
preferred
securities......... The preferred  securities  will be a new issue of securities for which there currently is no market. The preferred securities have been approved for quotation on the Nasdaq National Market under the symbol "GFLSO," however, the development of an active trading market for the preferred securities is uncertain. You will not receive certificates The Trust will issue the preferred securities in the form of a global security that we will deposit with and register in the name of The Depository Trust Company, New York, New York, or its nominee. This means that you will not receive a certificate for your preferred securities.


                                       6
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

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ERISA
considerations..... You must carefully  consider the information set forth under
                    "ERISA Considerations."

                                  RISK FACTORS

         Before purchasing the preferred securities offered by this prospectus, you should carefully consider the "Risk Factors" beginning on page 9.

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

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following is our selected consolidated financial information. This information is only a summary, and you should read it together with our consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2001 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, both of which are incorporated by reference into this prospectus. The information at March 31, 2002 and for the three months ended March 31, 2002 and 2001 is unaudited and may not be indicative of results for the full fiscal year. In management's opinion, all adjustments (consisting only of normal recurring accruals) that are necessary for a fair presentation for this period and date have been made.

                                                       At or For the Three
                                                          Months Ended
                                                            March 31,                   At or For the Years Ended December 31,
                                                        ------------------    ------------------------------------------------------
                                                          2002      2001        2001       2000       1999        1998       1997
                                                                      (Dollars in thousands, except per share data)
Summary of Operations:
  Total interest income..............................   $10,119   $10,801     $42,775    $41,458    $34,564     $24,866    $20,548
  Total interest expense.............................     3,857     5,504      20,497     20,664     17,140      12,009      8,948
                                                        -------   -------     -------    -------    -------     -------    -------
  Net interest income................................     6,262     5,297      22,278     20,794     17,424      12,857     11,600
  Provision for possible loan losses.................       221       204         885      1,048        885         520        485
                                                        -------   -------     -------    -------    -------     -------    -------
  Net interest income after provision for
      possible loan losses...........................     6,041     5,093      21,393     19,746     16,539      12,337     11,115
  Other income.......................................     1,964     1,383       6,515      6,167      7,270       4,656      2,755
  Other expenses.....................................     4,965     4,614      18,664     18,290     17,288      11,450      9,775
                                                        -------   -------     -------    -------    -------     -------    -------
  Income before income taxes.........................     3,040     1,862       9,244      7,623      6,521       5,543      4,095
  Provision for income taxes.........................       946       643       3,164      2,793      2,349       2,000      1,495
                                                        -------   -------     -------    -------    -------     -------    -------
  Net income.........................................   $ 2,094   $ 1,219     $ 6,080    $ 4,830    $ 4,172     $ 3,543    $ 2,600
                                                        =======   =======     =======    =======    =======     =======    =======

Per Common Share Data (1):
  Earnings per share - basic.........................   $  0.31   $  0.18     $  0.91    $  0.73    $  0.64     $  0.58    $  0.52
  Earnings per share - diluted.......................   $  0.30   $  0.18     $  0.88    $  0.71    $  0.62     $  0.55    $  0.49
  Cash earnings per share - diluted (2)..............   $  0.31   $  0.21     $  0.99    $  0.83    $  0.71     $  0.57    $  0.51
  Cash dividends per common share....................   $ 0.085   $ 0.071     $  0.33    $  0.28    $  0.24     $  0.20    $  0.15
  Stock dividends per common share...................         -         -           5%         5%         5%        100%        10%
  Book value per common share........................   $  7.08   $  6.26     $  6.87    $  6.06    $  5.32     $  5.24    $  4.77

Selected Operating Ratios (3):
  Return on average assets...........................      1.26%     0.79%       0.95%      0.84%      0.81%       1.00%      0.92%
  Return on average equity...........................     17.86%    12.00%      14.18%     13.43%     11.98%      11.88%     10.82%
  Interest rate spread...............................      3.51%     2.89%       2.93%      3.13%      3.02%       2.65%      3.20%
  Net interest margin................................      4.18%     3.81%       3.79%      3.98%      3.78%       3.87%      4.40%

Selected Asset Quality Ratios:
  Nonperforming loans to total loans.................      0.34%     0.84%       0.46%      0.57%      0.66%       1.01%      1.40%
  Nonperforming assets to total loans and REO........      0.45%     1.01%       0.52%      0.58%      0.86%       1.47%      1.71%
  Nonperforming assets to total assets...............      0.27%     0.62%       0.32%      0.36%      0.53%       0.81%      0.86%
  Allowance for loan losses to nonperforming loans...    454.52%   184.78%     329.51%    266.09%    216.86%     170.04%    120.73%

Financial Condition Data:
  Total assets.......................................  $669,884  $609,555    $660,839   $607,305   $567,453    $372,400   $321,985
  Cash and cash equivalents..........................    51,871    56,134      46,997     56,292     19,200      23,640     22,845
  Investment securities..............................   158,543   133,735     151,906    138,153    151,191     111,601    126,776
  Total loans, net...................................   395,690   368,041     404,250    366,139    340,563     201,765    158,125
  Allowance for possible loan losses.................     6,336     5,863       6,320      5,657      4,953       3,525      2,731
  Total deposits.....................................   491,082   445,637     484,623    465,245    460,634     293,395    257,555
  Other borrowings...................................   114,818   109,518     115,347     90,020     64,403      40,103     30,141
  Shareholders' equity...............................    47,485    41,479      46,112     40,231     35,402      32,309     29,261

Capital Ratios:
  Equity to assets...................................      7.04%     6.80%       6.98%      6.62%      6.23%       8.68%      9.09%
  Total risk-based capital ratio.....................     14.67%    14.06%      13.89%     13.88%     13.73%      21.58%     26.19%
  Tier I risk-based capital ratio....................     11.20%    10.39%      10.70%     10.14%      9.59%      15.32%     17.94%
  Leverage ratio.....................................      7.46%     7.07%       7.23%      7.10%      7.18%      11.21%     12.71%

------------------------
(1) All per share data has been adjusted to reflect stock dividends and stock splits. However, on April 16, 2002, the Board of Directors declared a 5% stock dividend on the common stock. The record date of the dividend is July 13, 2002 and the issue date will be July 31, 2002. Since the number of shares outstanding and the price of the common stock at he record date are unknown at his time, the per share data has not been adjusted to reflect the 5% stock dividend.
(2)   Cash earnings per share excludes goodwill amortization.
(3)   Ratios for three month periods are annualized.

                                  RISK FACTORS

         An investment in the preferred securities involves a number of risks, some of which relate to the terms of the preferred securities or the junior subordinated debentures and others of which relate to us and our business. You should carefully review the following information about these risks together with other information contained in this prospectus before deciding whether this investment is suitable for you.

Risk Factors Relating to an Investment in the Preferred Securities

Our obligations under the guarantee and under the junior subordinated debentures will be deeply subordinated and we will pay our other debt obligations before we pay you.

         Our  obligations  under  the  junior  subordinated  debentures  and the guarantee are unsecured and are subordinate in right of payment to all of our existing and future senior debt, subordinated debt and additional senior obligations, which on a consolidated basis totaled $114.8 million at March 31, 2002, excluding $491.1 million of deposits. Neither the indenture governing the junior subordinated debentures, nor the trust agreement and guarantee relating to the preferred securities, limit our ability to incur additional indebtedness, including indebtedness that ranks senior to the junior subordinated debentures and guarantee. See "Description of Junior Subordinated Debentures -- Subordination" on page 40.

If we do not make payments on the junior subordinated debentures, the Trust will not be able to make payments on the preferred securities and the guarantee will not apply.

         The ability of the Trust to timely pay amounts due on the preferred securities depends solely upon our making the related payments on the junior subordinated debentures when due. If we default on our obligation to pay principal of or interest on the junior subordinated debentures, the Trust will not have sufficient funds to pay distributions on, or the $10 liquidation amount of, the preferred securities.

         In that event, you would not be able to rely on the guarantee for payment because the guarantee applies only when the Trust has funds available for payment. Instead, you or the property trustee would have to sue us to enforce the property trustee's rights under the indenture relating to the junior subordinated debentures. See "Relationship Among the Preferred Securities, the Junior Subordinated Debentures, and the Guarantee" on page 45.

Payments on the junior subordinated debentures by us to the Trust will depend primarily on any dividends we may receive from our subsidiaries, which may be limited by regulations and debt covenants.

         The Trust will depend solely on our payments on the junior subordinated debentures in paying amounts due on the preferred securities. We are a separate legal entity from our subsidiaries and do not have significant operations of our own. Therefore, we will depend primarily on any dividends we receive from our subsidiary banks and our nonbank subsidiaries to pay interest on the junior subordinated debentures to the Trust. Regulations and debt covenants may limit our subsidiaries' ability to pay dividends.

We may defer interest payments under the junior subordinated debentures, which could require you to pay taxes on interest payments before receiving the cash distribution.

         So long as we are not in default, we may defer the payment of interest on the junior subordinated debentures at any time for up to 20 consecutive quarters. Any deferral, however, could not extend beyond the stated maturity date of the junior subordinated debentures. During any period in which we were deferring interest payments, the Trust would defer quarterly distributions on the preferred securities. Deferred distributions would accumulate with interest at an annual interest rate of 8.45% compounded quarterly, from the normal distribution payment date.

         During each period in which we were deferring interest payments, the federal income tax laws would require you to accrue and recognize income in the form of original issue discount on your pro rata share of the interest accruing on the junior subordinated debentures held by the Trust. As a result, you would be subject to federal income tax on this income before you would have received cash distributions on the preferred securities.

         In addition, during a deferral period:

          o you would not receive the deferred cash distributions if you sold the preferred securities before the record date for payment of the deferred distributions, even if you held the preferred securities on the last day of a quarter, and

          o your tax basis in the preferred securities would increase by the amount of accrued but unpaid distributions. If you sold the preferred securities during a deferral period, your increased tax basis would increase the amount of any capital loss that you might have otherwise realized on the sale. A capital loss generally cannot offset ordinary income.

         See "Description of Junior Subordinated Debentures -- Option to Extend Interest Payment Period" on page 33 and "United States Federal Income Tax Consequences -- Interest Income and Original Issue Discount" on page 48.

The Trust may redeem preferred securities prior to maturity; you may have to pay tax on the proceeds at the time of redemption and you may not be able to reinvest the proceeds at the same or a higher rate of return.

         Under  the   following   circumstances,   we  may   redeem  the  junior
subordinated debentures prior to maturity:

          o We may redeem the junior subordinated debentures within 90 days after the occurrence of the events described in "Description of Preferred Securities -- Redemption" on page 21 at any time during the life of the Trust.

          o In addition, we may redeem the junior subordinated debentures prior to maturity at any time after June 30, 2007, so long as we have obtained the prior approval of the Federal Reserve Board.

         If we redeem the junior subordinated debentures, the Trust will redeem the preferred securities. Under current federal income tax law, the redemption of the preferred securities would be a taxable event to you. In addition, you may not be able to reinvest the money you receive in an investment with a similar or higher expected rate of return. See "Description of Preferred Securities -- Redemption" on page 21 and "Federal Income Tax Consequences -- Receipt of Junior Subordinated Debentures or Cash Upon Liquidation of the Trust" on page 49 and "-- Sales of Preferred Securities" on page 50.

We may require you to exchange your preferred securities for junior subordinated debentures; this may have adverse tax consequences for you and the junior subordinated debentures may trade at a lower price than the price you paid for the preferred securities.

         We may dissolve the Trust at any time before its expiration. In such an event, the trustees will, after paying the creditors of the Trust, distribute your share of the junior subordinated debentures to you.

         We cannot predict the market prices for the junior subordinated debentures that you would receive upon the dissolution of the Trust. Accordingly, the junior subordinated debentures that you receive in a distribution, or the preferred securities that you hold pending the distribution, may trade at a lower price than the price you paid to purchase the preferred securities. Because you may receive junior subordinated debentures, you should make your decision whether to invest in the preferred securities with regard to the junior subordinated debentures as well. You should carefully review all of the information regarding the junior subordinated debentures contained in this prospectus.

         Under current federal income tax laws, a distribution of junior subordinated debentures to you upon the dissolution of the Trust would not be a taxable event for you. If, however, the Trust were taxable as a corporation at the time of its dissolution, then a distribution of junior subordinated debentures to you may be a taxable event for you.

         See "Description of Preferred Securities -- Liquidation Distribution Upon Dissolution" on page 23 and "United States Federal Income Tax Consequences -- Receipt of Junior Subordinated Debentures or Cash Upon Liquidation of the Trust" on page 49.

You will have only limited voting rights, and we can amend the trust agreement without your consent.

         You will have limited voting rights as a holder of the preferred securities. Your voting rights will relate only to the modification of the preferred securities and the exercise of the Trust's rights as holder of the junior subordinated debentures. You will not usually be able to appoint, remove or replace the property trustee or the Delaware trustee because these rights generally reside with us as the holder of the common securities. However, if an event of default under the trust agreement occurs and is continuing the holders of at least a majority in aggregate liquidation amount of the preferred securities may remove the trustees. Even if it would adversely affect your rights, we, together with the property trustee and the administrators may amend the trust agreement without your consent to ensure that the Trust will maintain the desired federal income tax treatment for us. See "Description of Preferred Securities -- Voting Rights; Amendment of Trust Agreement" on page 26.

The market price for the preferred securities may decline after you invest, and the development of an active trading market is uncertain.

         The preferred securities will be a new issue of securities for which there is currently no public market. The preferred securities have been approved for quotation on the Nasdaq National Market under the symbol "GFLSO," however, the development of an active trading market for the preferred securities is uncertain. Although the underwriters have advised us that they intend to make a market in the preferred securities, they are not obligated to do so and they may interrupt or discontinue any market making at any time without notice at their sole discretion. Even if an active public market developed, there is no guarantee that the market price for the preferred securities would equal or exceed the price you paid in this offering.

         The preferred securities may not trade at a price that accurately reflects the value of accrued but unpaid interest on the underlying junior subordinated debentures. In addition to other circumstances, our deferral of interest payments on the junior subordinated debentures may cause the market price for the preferred securities to decline.

The covenants in the indenture and the trust agreement do not protect the holders of the preferred securities and the junior subordinated debentures.

         Neither the indenture, which sets forth the terms of the junior subordinated debentures, nor the trust agreement, which sets forth the terms of the preferred securities and the common securities, protects holders of junior subordinated debentures or the preferred securities, respectively, in the event we experience significant adverse changes in our financial condition or results of operations. In addition, neither the indenture nor the trust agreement limits our ability or the ability of any subsidiary to incur additional indebtedness. Therefore, the provisions of these governing instruments should not be considered a significant factor in evaluating whether we will comply with our obligations under the junior subordinated debentures or the guarantee.

You must rely on the property trustee to enforce your rights if there is an event of default under the indenture.

         You may not be able to directly enforce your rights against us if an event of default under the indenture occurs. If an event of default under the indenture occurs and is continuing, this event will also be an event of default under the trust agreement. In that case, you must rely on the enforcement by the property trustee of its rights as holder of the debentures against us. The holders of a majority in liquidation amount of the preferred securities will have the right to direct the property trustee to enforce its rights. If the property trustee does not enforce its rights following an event of default and a request by the record holders of a majority in liquidation amount of the preferred securities to do so, any record holder may, to the extent permitted by applicable law, take action directly against us to enforce the property trustee's rights. If an event of default occurs under the trust agreement that is attributable to our failure to pay interest or principal on the debentures, or if we default under the guarantee, you may proceed directly against us. You will not be able to exercise directly any other remedies available to the holders of the debentures unless the property trustee fails to do so.

The preferred securities are not insured.

         Neither the Federal Deposit Insurance Corporation nor any other governmental agency has insured the preferred securities.

Risk Factors Relating to Greater Community Bancorp

We intend to continue to focus on increasing our origination of nonresidential real estate loans and commercial business loans. The credit risk related to these types of loans is considered to be greater than the risk related to residential loans.

         At March 31, 2002, our nonresidential real estate loans and commercial business loans totaled $183.3 million, or 45.3% of total loans, and $47.9 million, or 11.8% of total loans, respectively. It is our intention to continue growing the size of these portfolios.

         Commercial real estate and commercial business lending are generally considered to involve a higher degree of credit risk than long-term financing of residential properties. The likelihood that these types of loans will not be repaid or will be late in paying is generally greater than with residential loans. Any failure to pay or late payments would hurt our earnings. Furthermore, these loans are concentrated in Passaic, Bergen and Morris Counties in northern New Jersey. As a result, a decline in the general economic conditions of northern New Jersey could have a material adverse effect on our financial condition and results of operations taken as a whole.

We are more dependent upon the local economy for profitability than are more geographically diversified banks; thus a decline in local economic conditions could affect our profitability more severely than our competitors. Prolonged losses could hinder our ability to make interest payments and reduce the value of your investment.

         Our success depends to a certain extent upon the general economic conditions of the local markets that we serve. Unlike larger banks that are more geographically diversified, we provide banking services primarily to customers in New Jersey, so any decline in the economy of New Jersey could have an adverse impact on us. Changes in prevailing economic conditions, including declines in real estate values and rapid changes in interest rates, may adversely affect our financial results, the credit quality of our existing loan portfolio, and our ability to generate new loans with acceptable yield and credit characteristics. Although economic conditions in our market area are stable, there can be no assurance that these conditions will continue, or that negative trends and developments will not adversely affect us.

If we do not compete successfully against other financial institutions in our market area, our profitability will be hurt.

         We operate in an intensely competitive environment. In the market areas in which we compete, Passaic, Bergen and Morris counties, New Jersey, other commercial banks, thrifts, credit unions, finance companies, mutual funds, insurance companies and brokerage and investment banking firms and other financial intermediaries offer similar services. Many of these competitors have substantially greater resources, name recognition, market presence and lending limits than we do and may offer certain services that we do not currently provide. In addition, some of the non-bank competitors are not subject to the same extensive regulations that govern our business. Our profitability depends on our ability to compete successfully in our market area.

Future changes in interest rates may reduce our profits.

         Our ability to make a profit largely depends on our net interest income, which could be negatively affected by changes in interest rates. Net interest income is the difference between:

          o the interest income we earn on our interest-earning assets, such as mortgage loans and investment securities; and

          o the interest expense we pay on our interest-bearing liabilities, such as deposits and amounts we borrow.

         Because our interest-earning assets may mature or reprice at a different time or different magnitude than our interest-bearing liabilities, the yield on our interest-earning assets may adjust faster or slower to changes in interest rates than the cost of our interest-bearing liabilities. Future movement of interest rates cannot be predicted with certainty. However, in all of year 2001 we, along with other financial institutions, felt the effect of the weakening economy coupled with repeated reductions in short-term interest rates. The current economic environment resulted in a lower net interest margin for 2001, thereby impacting the results of operations. While our net interest margin increased in the first quarter of 2002, the interest rate sensitivities of our assets and liabilities are currently such that a further decline in interest rates would place added pressure on our net interest margin and may have an adverse effect on future results of operations. Due to our current asset sensitive position, we may benefit in an increasing rate environment. However, because overall future performance is dependent on many other factors, past performance is not necessarily an indication of future results and there can be no guarantee regarding future overall results of operations.

         In addition, rising interest rates may reduce our earnings because there may be a lack of customer demand for loans. Declining interest rates may also reduce our net interest income if borrowers refinance adjustable rate or fixed rate mortgage loans at reduced rates or pay these loans off earlier than expected, and we reinvest these funds in assets which earn a lower rate of interest.

Increases in market rates of interest could adversely affect our equity.

         A significant portion of the our investment securities portfolio has been designated as available-for-sale, which requires that these securities be carried at fair value on our balance sheet. Unrealized gains or losses on these securities, that is, the difference between the fair value and the amortized cost of these securities, net of deferred taxes, is reflected in our shareholders' equity. If interest rates increase, the fair value of our available-for-sale securities generally decreases, which also decreases equity.

         At March 31, 2002, we maintained approximately 23.5% of our total assets in securities available-for-sale. Shareholders' equity will continue to reflect the unrealized gains and losses (net of tax) of these investments. There can be no assurance that the market value of our investment securities portfolio will not decline, causing a corresponding decline in shareholders' equity.

Changes in general economic conditions and monetary policies may affect our profitability.

         Conditions beyond our control may have a significant impact on our financial condition and results of operations, including:

          o    the strength of credit demand by customers;

          o    fiscal and debt management policies of the federal government;

          o    the monetary policy of the Federal Reserve Board;

          o the introduction and growth of new investment instruments by non-bank financial competitors; and

          o changes in rules and regulations governing the payment of interest on deposit accounts.

Future laws or regulations could hurt our profitability.

         We operate in a highly regulated industry. The Federal Reserve Board regulates us, and the New Jersey Department of Banking and the FDIC regulate our subsidiary banks. Federal and state banking laws and regulations govern matters ranging from the regulation of certain debt obligations, changes in the control of bank holding companies, and the maintenance of adequate capital to the general business operations and financial conditions of our subsidiary banks, including permissible types, amounts and terms of loans and investments, the amount of reserves maintained against deposits, restrictions on dividends, establishment of branch offices and the maximum rate of interest that we may charge by law. These and other restrictions limit the manner in which we can conduct our business and obtain financing, and could reduce our profitability.

Our allowance for loan losses may not be adequate to cover actual losses.

         Like all financial institutions, we maintain an allowance for loan losses to provide for loan defaults and non-performance. Our allowance for loan losses may not be adequate to cover actual loan losses, and future provisions for loan losses could materially and adversely affect our operating results. Our allowance for loan losses is based on prior experience, as well as an evaluation of the risks in the current portfolio, and we maintain our allowance for loan losses at a level considered adequate by management to absorb anticipated losses. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control, and these losses may exceed current estimates. State and federal regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses. We believe that our allowance for loan losses is adequate to cover anticipated losses. There can be no assurance, however, that we will not further increase the allowance for loan losses or that regulators will not require us to increase this allowance. Either of these occurrences could adversely affect our earnings.

                                 USE OF PROCEEDS

         The Trust will use all of the proceeds from the sale of the preferred securities and common securities to purchase junior subordinated debentures from us. We anticipate that the net proceeds from the sale of the junior subordinated debentures will be approximately $22.0 million, after deduction of offering expenses estimated at $212,000 and underwriting commissions.

         We intend to use the net proceeds from the sale of the junior subordinated debentures to fund the redemption of the preferred securities issued by GCB Capital Trust in 1997. In May 1997, we established GCB Capital Trust which issued $23.0 million of 10.00% cumulative trust preferred securities scheduled to mature in 2027. That trust invested the proceeds of the sale of these securities in 10.00% junior subordinated debentures issued by us. We used these proceeds for general corporate purposes and to fund our acquisition of First Savings Bancorp of Little Falls, Inc. The trust preferred securities of that trust can be prepaid in whole or in part on or after June 30 ,2002 at a redemption price equal to the par value of each security plus accumulated but unpaid distributions thereon to the date of redemption. We intend to redeem these junior subordinated debentures on or after June 30, 2002. We are seeking, and expect to receive the approval of, the Federal Reserve Board to redeem such debentures. In connection with such redemption, GCB Capital Trust would redeem the outstanding preferred securities issued in 1997.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

         The following table sets forth our consolidated ratios of earnings to fixed charges for each of the years in the five-year period ended December 31, 2001 and for the quarterly periods ended March 31, 2002 and 2001. For purposes of calculating the ratio of earnings to fixed charges, we divided consolidated income, before income taxes, plus fixed charges by fixed charges. Fixed charges consist of:

          o    consolidated   interest  expense,   including   interest  on  our
               indebtedness and including or excluding interest on deposits, as the case may be; and

          o that portion of rental expense which we deem representative of the interest factor.

                            Three Months Ended
                                March 31,              Years Ended December 31,
                              -------------   ------------------------------------------
                              2002    2001     2001     2000     1999     1998     1997
                              ----    ----     ----     ----     ----     ----     ----
Earnings/Fixed Charges:
  Including interest
    on deposits..........     1.76x   1.33x    1.44x    1.36x    1.37x    1.45x    1.44x
  Excluding interest
    on deposits..........     2.69x   2.02x    2.27x    2.42x    2.56x    2.68x    2.64x

                                 CAPITALIZATION

         The following table presents our consolidated capitalization (1) at March 31, 2002 on a historical basis and (2) as adjusted to give effect to the consummation of the offering of preferred securities, assuming that the Trust sells $23,000,000 of preferred securities and that the $23.0 million aggregate liquidation amount of outstanding preferred securities issued by GCB Capital Trust in 1997 are fully redeemed.

                                                             At March 31, 2002
                                                    ------------------------------------
                                                                           As Adjusted
                                                                               For
                                                    Actual(1) As Adjusted  Redemption(1)
                                                    --------- -----------  -------------

                                                       (Dollars in thousands)
Guaranteed preferred  beneficial interest in
   subordinated debt - 10.00% trust preferred
   securities of GCB Capital Trust due June 30,
   2027(2)........................................   $23,000    $23,000    $    --
Guaranteed preferred beneficial interest in
   subordinated debt - 8.45% trust preferred
   securities of GCB Capital Trust II due June 30,
   2032(3)........................................   $    --    $23,000    $23,000
                                                     -------    -------    -------

SHAREHOLDERS' EQUITY:
 Common stock, $0.50 par value,
   20,000,000 shares authorized;
   6,704,850 outstanding .........................     3,352      3,352      3,352
Additional paid-in capital .......................    38,095     38,095     38,095
Retained earnings(4) .............................     3,852      3,852      3,171
Accumulated other comprehensive income ...........     2,186      2,186      2,186
                                                     -------    -------    -------
Total shareholders' equity .......................    47,485     47,485     46,804
                                                     -------    -------    -------
Total capitalization .............................   $70,485    $93,485    $69,804
                                                     =======    =======    =======

GREATER COMMUNITY BANCORP CAPITAL RATIOS(5):
Total risk-based capital ratio(5) ................     14.67%                14.51%
Tier 1 risk-based capital ratio(5) ...............     11.20%                10.99%
Leverage ratio ...................................      7.46%                 7.32%

---------------
(1) Actual at March 31, 2002 includes GCB Capital Trust's preferred securities representing beneficial interests in an aggregated principal amount of $23,000,000 of our 10.00% junior subordinated debentures that will mature on June 30, 2027. As adjusted for redemption includes the Trust's preferred securities representing beneficial interests in an aggregate principal amount of $23,000,000 of our 8.45% junior subordinated debentures (not including the $3,450,000 aggregate principal amount of junior subordinated debentures to be purchased in the event the underwriters exercise their over-allotment option)
     that will mature on June 30, 2032 and is adjusted for the redemption of the trust preferred securities of GCB Capital Trust with the proceeds of this offering.
(2) Information in Greater Community Bancorp's consolidated financial statements is presented net of issuance costs.
(3) Reflects the preferred securities at their issue price. As described herein, the only assets of GCB Capital Trust II will be approximately $23.0 million in aggregate principal amount of debentures, including the amount attributed to the issuance of the common securities of GCB Capital Trust
     II. Greater Community Bancorp will own all of the common securities issued by GCB Capital Trust II.
(4) Reflects the impact of Greater Community Bancorp's recording charges to retained earnings (net of tax) for the early redemption of securities issued by GCB Capital Trust in the amount of $681,000, which redemption is the reason for this offering.
(5) The capital ratios, as adjusted for redemption, are computed including the total estimated proceeds from the sale of the preferred securities of GCB Capital Trust II in a manner consistent with Federal Reserve Board guidelines. Federal Reserve Board guidelines for calculation of Tier 1 capital limit the amount of cumulative preferred stock which can be included in Tier 1 capital to 25% of Greater Community Bancorp's total core capital elements.

                              GCB CAPITAL TRUST II

         The Trust is a statutory business trust formed under Delaware law pursuant to:

          o the initial trust agreement, dated as of May 22, 2002, executed by us, as depositor, and by the Delaware trustee; and

          o the Certificate of Trust filed with the Secretary of State of the State of Delaware on May 22, 2002.

         The initial trust agreement will be amended and restated in its entirety substantially in the form filed as an exhibit to the registration statement of which this prospectus forms a part. The trust agreement will be qualified as an indenture under the Trust Indenture Act. The Trust will issue all of the preferred securities to purchasers in the offering as described in this prospectus. We will acquire all of the common securities issued by the Trust, which will represent an aggregate liquidation amount equal to at least 3% of the total capital of the Trust. The common securities will be equal in right to payments with the preferred securities, except that upon the occurrence and during the continuance of an event of default under the Trust Agreement resulting from a debenture event of default, our rights as holder of the common securities to payment in respect of distributions and payments upon liquidation, redemption or otherwise will be subordinated to your right to payments as a holder of the preferred securities. See "Description of the Preferred Securities -- Subordination of Common Securities."

         The Trust exists for the purposes of:

          o    issuing   the   preferred   securities   and  common   securities
               representing undivided beneficial interests in its assets,

          o investing the gross proceeds of the preferred securities and the common securities in the junior subordinated debentures issued by us, and

          o engaging in activities that are incidental to the activities described above.

         The junior subordinated debentures will be the only assets of the Trust and payments under the junior subordinated debentures will be the only revenue of the Trust. The Trust has a term of 30 years, but may dissolve earlier as provided in the trust agreement. The address of the Trust is c/o Deutsche Bank Trust Company Delaware, 1101 Centre Road, Suite 200, Trust Department, Wilmington, Delaware 19805, and the telephone number is (302) 636-3301.

         The trustees and the administrators will conduct the affairs of the Trust. We will select two individuals who are our employees, officers or affiliates to be the administrators of the Trust. The property trustee will be a financial institution that is not our affiliate and will serve as institutional trustee under the Trust Agreement and as indenture trustee for purposes of compliance with the Trust Indenture Act. Deutsche Bank Trust Company Americas, a banking corporation organized under the laws of the State of New York, will be the property trustee until we decide to remove or replace it. For purposes of compliance with the provisions of the Trust Indenture Act, Deutsche Bank Trust Company Americas will also act as guarantee trustee under the Guarantee and as trustee under the Indenture. The Delaware trustee will be an entity that maintains its principal place of business in the State of Delaware. Deutsche Bank Trust Company Delaware, a Delaware banking corporation, will act as Delaware trustee.

         The property trustee will hold the junior subordinated debentures for the benefit of the holders of the preferred securities and the common securities and in such capacity will have the power to exercise all rights, powers and privileges under the indenture. The property trustee will also maintain exclusive control of a segregated noninterest-bearing bank account, the property account, to hold all payments made under the junior subordinated debentures for the benefit of the holders of the preferred securities and the common securities. The property trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the preferred securities and the common securities out of funds from the property account. The guarantee trustee will hold the guarantee for the benefit of the holders of the preferred securities. We, as the holder of all the common securities, will have the right to appoint, remove or replace any trustee and to increase or decrease the number of trustees. We will pay all fees and expenses related to the Trust and the offering of the preferred securities and the common securities.

         Your rights as a holder of the preferred securities, including economic rights, rights to information and voting rights, are set forth in the trust agreement, the Delaware Business Trust Act and the Trust Indenture Act. See "Description of the Preferred Securities."

         The address of the Delaware trustee is Deutsche Bank Trust Company Delaware, 1101 Centre Road, Suite 200, Trust Department, Wilmington, Delaware 19805, and the telephone number is (302) 636-3301.

         The address of the property trustee, the guarantee trustee and the debenture trustee is Deutsche Bank Trust Company Americas, c/o DB Services New Jersey, Inc. 100 Plaza One, Mail Stop JCY03-0603, Jersey City, New Jersey 07311, and the facsimile number is (201) 593-6443.

                              ACCOUNTING TREATMENT

         For  financial  reporting  purposes,  we will  treat  the  Trust as our subsidiary. Accordingly, we will include the accounts of the Trust in our consolidated financial statements. We will present the preferred securities as a separate category in our consolidated statements of financial condition under the caption "Guaranteed Preferred Beneficial Interests in Subordinated Debt," and we will include appropriate disclosures about the preferred securities, the guarantee and the junior subordinated debentures in the notes to our consolidated financial statements. For financial reporting purposes, we will record distributions on the preferred securities as interest expense in our consolidated statements of income.

                       DESCRIPTION OF PREFERRED SECURITIES

         The Trust will issue the preferred securities and the common securities under the trust agreement for the Trust. The preferred securities will represent preferred undivided beneficial interests in the assets of the Trust, and you will be entitled a preference in certain circumstances with respect to distributions and amounts payable on redemption or liquidation over the common securities, as well as other benefits as described in the trust agreement.

         This summary describes the material provisions of the preferred securities and the trust agreement. You should read the form of the trust agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part. Wherever particular defined terms of the trust agreement are referred to in this prospectus, those defined terms are incorporated into this prospectus by reference. A copy of the form of the trust agreement is also available upon request from the trustees.

General

         The preferred securities will be limited to $23,000,000 liquidation amount (as defined in the trust agreement) outstanding. See "Underwriting." The preferred securities will rank equally, and payments will be made pro rata, with the common securities except as described under "-- Subordination of Common Securities." The junior subordinated debentures will be registered in the name of the Trust and held by the property trustee in trust for your benefit and the benefit of the holders of the common securities. The guarantee we will execute for the benefit of the holders of the preferred securities will be subordinated to most of our other obligations and liabilities. The guarantee will not guarantee payment of distributions or amounts payable on redemption or liquidation of the preferred securities if the Trust does not have funds on hand available to make such payments. See "Description of Guarantee."

Distributions

         For each preferred security that you own, you will be entitled to receive cumulative cash distributions at an annual interest rate of 8.45% on the liquidation amount of $10 per preferred security, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, to record holders at the close of business on the 15th day of March, June, September and December (whether or not a business day) next preceding the relevant distribution date. Each date on which distributions will be paid is referred to as a distribution date in this prospectus. Distributions on the preferred securities will be cumulative. Distributions will accumulate from June 28, 2002. The first distribution date for the preferred securities will be September 30, 2002. The amount of distributions payable for any period less than a full distribution period will be computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in such period. Distributions payable for each full distribution period will be computed by dividing the annual rate by four. If any date on which distributions are payable is not a business day, then payment will be made on the next succeeding day that is a business day (without any additional distributions or other payment because of the delay), except that, if such business day falls in the next calendar year, the payment will be made on the immediately preceding business day.

         So long as we are not in default, we may defer the payment of interest on the junior subordinated debentures at any time for one or more extension periods. No extension period may exceed 20 consecutive quarters. No extension period may extend beyond the maturity date of the junior subordinated debentures. As a consequence of any deferral by us, quarterly distributions on the preferred securities will be deferred by the Trust during the extension period. Distributions to which you are entitled will accumulate additional distributions thereon at the annual interest rate of 8.45%, compounded quarterly from the relevant payment date, computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in such period. Additional distributions payable for each full distribution period will be computed by dividing the annual rate by four.

         During  any  extension  period,  we may  not  (1)  declare  or pay  any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock or (2) make any payment of principal, interest or premium on or repay, repurchase or redeem any of our debt securities that rank equally in all respects with or junior in interest to the junior subordinated debentures, of which there are none as of the date of this prospectus. These prohibitions, however, do not apply to:

          o repurchases, redemptions or other acquisitions of our capital stock in connection with any employment contract, benefit plan or other similar arrangement, a dividend reinvestment or stockholder stock purchase plan or the issuance of our capital stock (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable extension period;

          o a reclassification, exchange or conversion of any class or series of our capital stock (or any capital stock of our subsidiaries) for any class or series of our capital stock or of any class or series of our indebtedness for any class or series of our capital stock;

          o the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged;

          o any declaration of a dividend in connection with any stockholders' rights plan, or the issuance of rights, stock or other property under any stockholders' rights plan, or the redemption or repurchase of rights pursuant thereto; or

          o any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equally with or junior to such stock.

         Before the end of an extension period, we may further defer the payment of interest. Upon the termination of an extension period and the payment of all amounts then due, we may elect to begin a new extension period. We must give the trustees notice of our election of an extension period at least one business day prior to the earlier of (1) the date the distributions on the preferred securities would have been payable but for the election to begin the extension period and (2) the date the property trustee is required to give you notice of the record date or the date the distributions are payable, but in any event not less than one business day prior to the record date. The property trustee will give you notice of our election to begin a new extension period. Subject to the foregoing, there is no limitation on the number of times that we may elect to begin an extension period. See "Description of Junior Subordinated Debentures -- Option To Extend Interest Payment Period" and "United States Federal Income Tax Consequences -- Interest Income and Original Issue Discount."

         We currently do not intend to exercise our right to defer payments of interest by extending the interest payment period on the junior subordinated debentures.

         The revenue of the Trust available for distribution to you will be limited to payments under the junior subordinated debentures, which the Trust will purchase with the proceeds of this offering of preferred securities. See "Description of Junior Subordinated Debentures." If we do not make payments on the junior subordinated debentures, the Trust will not have funds available to pay distributions or other amounts payable on the preferred securities. The payment of distributions and other amounts payable on the preferred securities

(if and to the extent the Trust has funds legally available for and cash sufficient to make such payments) is guaranteed by us on a limited basis as described in this prospectus under "Description of Guarantee."

Redemption

         If we redeem the junior subordinated debentures, the Trust will redeem a proportionate amount of the preferred and common securities. We may redeem the junior subordinated debentures (1) on or after June 30, 2007 in whole at any time or in part from time to time, or (2) in whole, but not in part, at any time within 90 days following the occurrence and during the continuation of a Tax Event, Investment Company Event or Capital Treatment Event (each as defined below), in each case subject to the receipt of prior approval of the Federal Reserve Board. See "-- Liquidation Distribution Upon Dissolution."

         "Tax Event" means the receipt by the Trust of an opinion of independent tax counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including an announced prospective change) in, the laws (or any regulations thereunder) of the United States or a political subdivision or taxing authority thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the preferred securities, there is more than an insubstantial risk that:

          o the Trust is, or will be within 90 days of the delivery of such opinion, subject to United States federal income tax with respect to income received or accrued on the junior subordinated debentures;

          o interest payable by us on the junior subordinated debentures is not, or within 90 days of the delivery of such opinion will not be, deductible by us, in whole or in part, for United States federal income tax purposes; or

          o the Trust is, or will be within 90 days of the delivery of such opinion, subject to more than an insignificant amount of other taxes, duties or other governmental charges.

         See "United States Federal Income Tax Consequences -- Pending Tax Litigation Affecting the Preferred Securities" for discussion of pending United States Tax Court litigation that, if decided adversely to the taxpayer, could give rise to a Tax Event, which would permit us to redeem the junior subordinated debentures prior to June 30, 2007.

         If a Tax Event described in the first or third circumstances above has occurred and is continuing and the Trust holds all of the junior subordinated debentures, we will pay on the junior subordinated debentures any additional amounts as may be necessary so that the amount of distributions then due and payable by the Trust on the outstanding preferred securities and common securities of the Trust will not be reduced as a result of any additional taxes, duties and other governmental charges to which the Trust has become subject as a result of a Tax Event.

         "Investment Company Event" means the receipt by the Trust of an opinion of independent securities counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a written change (including any announced prospective change) in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, there is more than an insubstantial risk that the Trust is, or will be, considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act").

         "Capital Treatment Event" means the receipt by the Trust and us of an opinion of independent banking counsel that, as a result of the occurrence of any amendment to, or change (including any announced prospective change) in, the laws (or any rules or regulations thereunder) of the United States or any political subdivision thereof or therein, or as a result of any official or administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, there is more than an insubstantial risk that we will not be entitled to treat an amount equal to the liquidation amount of the preferred securities as Tier 1 Capital (or the then equivalent thereof), except as otherwise restricted by the Federal Reserve Board, for purposes of the risk-based capital adequacy guidelines of the Federal Reserve Board, as then in effect and applicable to us. The Federal Reserve Board has determined that the proceeds of certain qualifying securities like the preferred securities will qualify as Tier 1 capital for us only up to an amount not to exceed, when taken together with all of our cumulative preferred stock, if any, 25% of our total core capital elements, with the balance qualifying as Tier 2 capital.

Redemption Procedures

         The Trust will only redeem preferred securities if we have redeemed junior subordinated debentures. The Trust may redeem preferred securities only in an amount equal to the funds it has on hand and legally available to pay the redemption price. The redemption price for each security will equal $10 plus accumulated but unpaid distributions as of the redemption date and the related amount of the premium, if any, paid by us upon the concurrent redemption of some or all of the junior subordinated debentures.

         Unless payment of the redemption price is withheld or refused and not paid either by the Trust or us pursuant to the guarantee, additional interest will stop accruing on those preferred securities called for redemption on the date they are called for redemption.

         Notice of any redemption will be mailed to you at your address as it appears on the securities register maintained by the property trustee at least 30 days but not more than 60 days before the redemption date. If notice of redemption has been given, then, in accordance with the normal operating procedures of The Depository Trust Company ("DTC"), on the redemption date, to the extent funds are available for payment, the property trustee will, for preferred securities held in book-entry form:

          o    deposit   irrevocably  with  DTC  funds  sufficient  to  pay  the
               applicable redemption price; and

          o give DTC irrevocable instructions and authority to pay the redemption price to you.

         For preferred securities not held in book-entry form, the property trustee will, to the extent funds are available for payment:

          o irrevocably deposit with the paying agent for the preferred securities funds sufficient to pay the applicable redemption price; and

          o    give the paying agent  irrevocable  instructions and authority to
               pay  the  redemption   price  to  you  once  you  surrender  your
               certificates evidencing the preferred securities.

         Notwithstanding the foregoing, distributions payable on or prior to the redemption date for any preferred securities called for redemption will be payable to the holders on the relevant record dates for those distributions.

         Once notice of redemption is given and funds are deposited as required, then all of your rights with respect to the preferred securities called for redemption will cease, except for your right to receive the redemption price, but without interest after the date of redemption.

         If any date fixed for redemption of preferred securities is not a business day, then payment of the redemption price payable on such date will be made on the next day that is a business day (without any interest or other payment for the delay), except that, if the next business day falls in the next calendar year, payment will be made on the immediately preceding business day.

         In payment of the redemption price for the preferred securities called for redemption is improperly withheld or refused and not paid, either by the Trust or by us pursuant to the guarantee, interest on those preferred securities will continue to accumulate at the annual interest rate of 8.45%, from the redemption date originally established to the date the payment is actually made. In this case, the actual payment date will be the redemption date for purposes of calculating the redemption price.

         If less than all the junior subordinated debentures are going to be redeemed, then the aggregate liquidation amount of the preferred and common securities to be redeemed shall be allocated based upon the respective liquidation amounts of each class, with 97% being allocated to the preferred securities and 3% being allocated to the common securities, except in the case of an event of default. See "-- Subordination of Common Securities." The property trustee will select the particular preferred securities to be redeemed not more than 60 days before the redemption date by any method the property trustee deems fair and appropriate, or, if the preferred securities are then held in book-entry form, in accordance with DTC's customary procedures.

Subordination of Common Securities

         Payment of distributions on, and the redemption price of, and the liquidation distribution in respect of, the preferred securities and common securities will be made on a proportionate basis, based on the aggregate liquidation amount of each class of securities. However, if a debenture event of default has occurred and is continuing as a result of any failure by us to make an interest or principal payment on the junior subordinated debentures, then no payment of any distribution on, or redemption price of, or liquidation distribution in respect of, the common securities may be made, unless all unpaid amounts due on the preferred securities have been paid in full or provided for, as appropriate.

         If there is an event of default under the trust agreement that results from an event of default on the junior subordinated debentures, we, as the holders of the common securities, will have no right to act with respect to the event of default under the trust agreement until the effects of all events of default under the trust agreement regarding the preferred securities have been cured, waived or otherwise eliminated. Until that time, the property trustee will act solely on your behalf and not on behalf of the holders of the common securities. See "-- Events of Default; Notice" and "Description of Junior Subordinated Debentures -- Debenture Events of Default."

Liquidation Distribution Upon Dissolution

         We will have the right to dissolve the Trust at any time, and, after paying all the expenses and liabilities of the Trust, distribute the junior subordinated debentures to you. However, because the proceeds from the preferred securities offering may be included in our Tier 1 capital in an amount up to 25% of our total core capital elements and dissolution of the Trust could impact our overall capital structure, we may only dissolve the Trust if we have received prior approval of the Federal Reserve Board.

         Pursuant  to  the  trust  agreement,   the  Trust  will  dissolve  upon
expiration of its term, on June 30, 2037. Early dissolution will occur upon the occurrence of any of the following:

          o    the bankruptcy of Greater Community Bancorp;

          o the filing of a certificate of dissolution, or its equivalent, of Greater Community Bancorp;

          o our delivery of a written direction to the property trustee to dissolve the Trust, which we may do in our discretion;

          o    the entry of a court order for the dissolution of the Trust; or

          o the redemption of all the preferred securities in connection with the redemption of all the preferred and common securities as described under "- Redemption."

         In the event of a dissolution, after the Trust pays all amounts owed to its creditors, the holders of the preferred and common securities will be entitled to receive:

          o junior subordinated debentures, if the dissolution does not arise from redemption of the junior subordinated debentures, in an aggregate principal amount equal to the aggregate liquidation amount of the preferred and common securities; or

          o cash, if distribution of junior subordinated debentures is not practical or if the dissolution arises from the redemption of the junior subordinated debentures.

         In the event of a cash payment, you will receive an amount equal to the liquidation amount of the preferred securities, plus accumulated and unpaid distributions to the date of the liquidation distribution. If the liquidation distribution can be paid only in part because the Trust has insufficient assets available for payment, then the holders of the preferred and common securities will be paid on a proportionate basis. However, if an event of default under the junior subordinated debentures has occurred and is continuing as a result of our failure to make interest or principal payments to the Trust when due, you will receive a liquidation distribution on your preferred securities before we receive a liquidation distribution on our common securities. See "--Subordination of Common Securities."

Events of Default; Notice

         Any one of the following events constitutes an event of default under the trust agreement with respect to the preferred and common securities.

          o the occurrence of a event of default with respect to the junior subordinated debentures (see "Description of Junior Subordinated Debentures -- Debenture Events of Default");

          o default by the Trust in the payment of any distribution when it becomes due and payable, and the continuation of such default for a period of 30 days;

          o default by the Trust in the payment of any redemption price of any preferred security or common security when it becomes due and payable;

          o default in the performance, or breach, in any material respect, of any covenant or warranty given by the Trust in the trust agreement (other than a default or breach in the performance of a covenant or warranty which is addressed by either the second or third events of default listed above), and the continuation of such default or breach for a period of 60 days after the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities have given to the property trustee, the Delaware trustee and us a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the trust agreement; or

          o the occurrence of bankruptcy or insolvency with respect to the property trustee if a successor property trustee has not been appointed within 90 days of the bankruptcy or insolvency.

         Within five business days after the occurrence of any event of default actually known to the property trustee, the property trustee will transmit notice of the event of default to you, to us, and to the administrators, unless the event of default has been cured or waived. Along with the administrators, we are required to file annual certificates with the property trustee declaring whether or not we and they are in compliance with all the conditions and covenants applicable to us and to them under the trust agreement.

Removal of Trustees; Appointment of Successors

         The holders of at least a majority in aggregate liquidation amount of the outstanding preferred securities may remove the property trustee or the Delaware trustee for cause or, if an event of default with respect to the junior subordinated debentures has occurred and is continuing, with or without cause. If a trustee is removed by the holders of the outstanding preferred securities, the successor may be appointed by the holders of at least 25% in aggregate liquidation amount of preferred securities. If a trustee resigns, such trustee will appoint its successor. If a trustee fails to appoint a successor, the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities may appoint a successor. If a successor has not been appointed, we, any holder of preferred securities, or the other trustee may petition a court in the State of Delaware to appoint a successor. Any successor Delaware trustee must meet the applicable requirements of Delaware law. Any successor property trustee must be a national or state-chartered bank that at the time of appointment has:

          o securities rated in one of the three highest rating categories by a nationally recognized statistical rating organization; and

          o    capital and surplus of at least $50,000,000.

         No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the successor trustee delivers its written acceptance of the appointment.

Merger or Consolidation of Trustees

         Any entity into which the property trustee or the Delaware trustee may be merged or converted or with which it may be consolidated, or any entity resulting from any merger, conversion or consolidation to which the trustee is a party, or any entity succeeding to all or substantially all of the corporate trust business of the trustee, will be the successor of that trustee under the trust agreement, provided that entity is otherwise qualified and eligible.

Mergers, Consolidations, Amalgamations or Replacements of the Trust

         The Trust may, at our request and with the consent of the holders of at least a majority in aggregate liquidation amount of the outstanding preferred securities, merge with or into, consolidate, amalgamate, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any state, so long as:

          o the successor entity (1) expressly assumes all the obligations of the Trust with respect to the preferred securities or (2) substitutes for the preferred securities other securities having substantially the same terms as the preferred securities so long as the substitute preferred securities have the same priority as the preferred securities with respect to distributions and payments upon liquidation, redemption and otherwise;

          o a trustee of the successor entity, possessing the same powers and duties as the property trustee, is appointed to hold the junior subordinated debentures;

          o the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not cause the preferred securities (including any substitute preferred securities) to be downgraded by any nationally recognized statistical rating organization, if then rated;

          o the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any substitute preferred securities) in any material respect;

          o the successor entity has a purpose substantially identical to that of the Trust;

          o prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, the Trust has received an opinion from independent counsel experienced in these matters to the effect that (1) the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect your rights, preference and privileges as a holder of preferred securities (including any substitute preferred securities) in any material respect, and (2) following the merger, consolidation, amalgamation, replacement, conveyance transfer or lease, neither the Trust nor the successor entity will be required to register as an investment company under the Investment Company Act;

          o the successor securities are listed or traded or will be listed or traded on any national securities exchange or other organization on which the preferred securities are then listed, if any; and

          o we or any permitted successor or assignee own all the common securities of the successor entity and guarantee the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee.

         Notwithstanding the foregoing, the Trust may not, except with the consent of all holders of the preferred securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to, any other entity or permit any other entity to consolidate, amalgamate, merge with or into or replace it if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause the Trust or the successor entity to be taxable as a corporation for United States federal income tax purposes.

Voting Rights; Amendment of Trust Agreement

         Except as provided below and under "--Removal of Trustees; Appointment of Successors" and "Description of Guarantee -- Amendments and Assignment" and as otherwise required by law and the trust agreement, you will have no voting rights.

         We, the property trustee and the administrators, may amend the trust agreement without your consent in order to:

          o    accept the appointment of a successor trustee;

          o cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreement, provided that any such amendment does not adversely affect in any material respect your interests; or

          o modify, eliminate or add to any provisions of the trust agreement as may be necessary to ensure that the Trust will not be taxable as a corporation for United States federal income tax purposes at any time that any preferred or common securities are outstanding or to ensure that the Trust will not be required to register as an "investment company" under the Investment Company Act.

         With the consent of holders of not less than a majority in aggregate liquidation amount of the preferred securities, we, the property trustee and the administrators may amend any provision of the trust agreement so long as the trustees have received an opinion of independent counsel experienced in such matters that the amendment or the exercise of any power granted to the trustees by the amendment will not:

          o affect the Trust's status as a grantor trust exempt from taxation for United States federal income tax purposes; or

          o the Trust's exemption from status as an "investment company" under the Investment Company Act.

         However, without the consent of each holder of preferred securities or common securities affected thereby, the trust agreement may not be amended to:

          o change the amount or timing of any distribution on the preferred and common securities or otherwise adversely affect the amount of any distribution required to be made in respect of the preferred and common securities as of a specified date; or

          o restrict your right or our right as the holders of common securities to institute suit for the enforcement of any payment on or after such date.

         So long as any junior subordinated debentures are held by the Trust, the property trustee will not:

          o direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee, or execute any trust or power conferred on the property trustee with respect to the junior subordinated debentures;

          o    waive any past default that is waivable under the indenture;

          o exercise any right to rescind or annul a declaration that the principal of all the junior subordinated debentures shall be due and payable; or

          o consent to any amendment, modification or termination of the indenture or the junior subordinated debentures, where such consent shall be required, without, in each case, obtaining the prior approval of the holders of at least a majority in aggregate liquidation amount of the outstanding preferred securities, or, if a consent under the indenture would require the consent of each holder of junior subordinated debentures affected thereby, no such consent will be given by the property trustee without the prior consent of each holder of the preferred securities.

         The property trustee may not revoke any action previously authorized or approved by a vote of the holders of the preferred securities except by subsequent vote of the holders of the preferred securities. The property trustee will notify you of any notice of default with respect to the junior subordinated debentures. In addition to obtaining your approval as described above, before taking any of the actions listed above, the property trustee will obtain an opinion of counsel experienced in such matters to the effect that the Trust will not be taxable as a corporation for United States federal income tax purposes on account of such action.

         Any required approval of holders of preferred securities may be given at a meeting of holders of preferred securities convened for such purpose or pursuant to written consent. The property trustee will cause a notice of any meeting at which you are entitled to vote, or of any matter upon which action by your written consent is to be taken, to be given to you in the manner set forth in the trust agreement.

         Your vote or consent will not be required to redeem and cancel preferred securities.

         If we or any of our affiliates or the trustees or any of their affiliates own any preferred securities, those preferred securities will not be treated as outstanding for purposes of the votes or consents described above.

Expenses and Taxes

         In the indenture, we have agreed to pay:

          o all debts and obligations of the Trust (other than distributions on the preferred and common securities);

          o any and all taxes and all costs and expenses with respect thereto (other than United States withholding taxes) to which the Trust might become subject; and

          o all costs and expenses of the Trust, including the costs and expenses of:

               o    the trustees, and

               o    the organization and operation of the Trust.

         Our payment obligations under the indenture are for the benefit of, and shall be enforceable by, any creditor of the Trust to whom any of these debts, obligations, costs, expenses and taxes are owed. Any creditor may enforce these obligations directly against us, and we have irrevocably waived any right or remedy to require that any creditor take any action against the Trust or any other person before proceeding against us. We have also agreed in the indenture to execute any additional agreements as may be necessary or desirable to give full effect to the foregoing.

Book Entry, Delivery and Form

         DTC will act as securities depository for the preferred securities. The Trust will issue one or more fully registered global preferred securities certificates in the name of Cede & Co. (DTC's nominee). These certificates will represent the total aggregate number of preferred securities. The Trust will deposit these certificates with DTC or a custodian appointed by DTC. The Trust will not issue certificates to you for the preferred securities that you purchase, unless DTC's services are discontinued.

         Ownership of beneficial interests in a global security deposited with DTC is limited to participants that have accounts with DTC. Access to the DTC system is also available to indirect participants, such as securities brokers and dealers, banks and trust companies, that may hold interests through a direct participant. Upon the issuance of the global security, DTC will credit the accounts of direct participants with their respective amounts of preferred securities represented by the global security by its book-entry system. If you purchase preferred securities within the DTC system, the purchase must be made by or through a direct participant. You, as the actual owner of the preferred securities, are the "beneficial owner." Your beneficial ownership interest will be recorded on the direct or indirect participant's records, and DTC will have no knowledge of your individual ownership.

         You will not receive written confirmation from DTC of your purchases. The direct or indirect participant through whom you purchased the preferred securities should send you written confirmations providing details of your transactions, as well as periodic statements of your holdings. The participants are responsible for keeping accurate account of the holdings of their customers like you.

         Transfers of ownership interests in the preferred securities will be accomplished by entries made on the books of participants acting on your behalf.

         The laws of some states may require that specified purchasers of securities take physical delivery of the securities in definitive form. These laws may impair the ability to transfer beneficial interests in the global certificate representing the preferred securities.

         Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to you will be governed by arrangements among them, and any statutory or regulatory requirements that may be in effect from time to time.

         Redemption notices will be sent to DTC. If less than all of the preferred securities are being redeemed, DTC will reduce each direct participant's holdings of preferred securities in accordance with its procedures.

         In those cases where a vote by the holders of the preferred securities is required, neither DTC nor Cede & Co. will itself consent or vote. Under its usual procedures, DTC would mail an omnibus proxy to the Trust as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the preferred securities are credited on the record date, which are identified in a listing attached to the omnibus proxy.

         The Trust will make distribution payments on the preferred securities directly to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records, unless DTC has reason to believe that it will not receive payment on such payment date.

         Payments by participants (whether direct participants or indirect participants) to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name." These payments will be the responsibility of the participant and not of DTC, the Trust or Greater Community Bancorp.

         As the beneficial owner in a global preferred securities certificate, you will not be entitled to receive physical delivery of preferred securities. You will not be considered an owner or a holder under the trust agreement. Instead, DTC will be considered the sole owner or holder of the preferred securities. Accordingly, you must rely on the procedures of DTC and, if you are not a direct participant, on the procedures of the indirect participant through which you own your interest, to exercise any of your rights under the preferred securities.

         DTC may discontinue providing its services as securities depositary with respect to the preferred securities at any time by giving written notice to the property trustee, the Delaware trustee and us that it is no longer willing, or no longer able, to provide its services. In the event that we are not able to obtain a successor securities depositary within 90 days, we will print and deliver preferred securities certificates. In addition, we may, at our discretion, decide to discontinue the book-entry system with respect to the preferred securities. In that event, we will print and deliver certificates for the preferred securities to you.

         DTC has advised the Trust and us as follows:

          o DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act;

          o DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book entry changes to accounts of its participants, thereby eliminating the need for physical movement of certificates;

          o participants include securities brokers and dealers (such as Advest, Inc. and Ferris, Baker Watts, Incorporated), banks, trust companies and clearing corporations and may include certain other organizations;

          o certain participants (or their representatives), together with other entities, own DTC; and

          o indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

Same-Day Settlement and Payment

         Settlement   for  the  preferred   securities   will  be  made  by  the
underwriters in immediately available funds.

         Secondary trading in preferred securities of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the preferred securities will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in the preferred securities will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the preferred securities.

Payment and Paying Agency

         Payments in respect of the preferred securities will be made to DTC, which will credit the relevant accounts at DTC on the applicable distribution dates or, if the preferred securities are not held by DTC, such payments will be made by check mailed to the holder entitled thereto at such address as appears on the securities register for the preferred and common securities. The paying agent will initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to the administrators. The paying agent will be permitted to resign as paying agent upon 30 days' written notice to the property trustee and the administrators. If the property trustee is no longer the paying agent, the property trustee will appoint a successor (which must be a bank or trust company reasonably acceptable to the administrators) to act as paying agent.

Registrar and Transfer Agent

         The property trustee will act as registrar and transfer agent for the preferred securities.

         Registration of transfers of preferred securities will be effected without charge by or on behalf of the Trust, but only upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The Trust will not be required to register or cause to be registered the transfer of the preferred securities after the preferred securities have been called for redemption.

Obligations and Duties of the Property Trustee

         The property trustee, other than during the occurrence and continuance of an event of default, undertakes to perform only such duties as are specifically set forth in the trust agreement and, after such event of default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the property trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at your request unless it is offered reasonable indemnity against the costs, expenses and liabilities that it might incur.

         For  information  concerning  the  relationships  between the  property
trustee  and  us,  see  "Description  of  Junior   Subordinated   Debentures  --
Information Concerning the Debenture Trustee."

Miscellaneous

         The administrators and the property trustee are authorized and directed to conduct the affairs of and to operate the Trust in such a way that:

          o the junior subordinated debentures will be treated as our indebtedness for United States federal income tax purposes, and

          o    the Trust will not be;

               a) required to register as an "investment company" under the Investment Company Act; or

               b) taxable as a corporation for United States federal income tax purposes.

         To achieve these purposes, the administrators, the property trustee, and we, as holders of the common securities, are authorized to take any action that they and we determine to be necessary or desirable for such purposes, as long as such action does not materially adversely affect your interests and is not inconsistent with applicable law, the certificate of trust or the trust agreement.

         You will not have preemptive or similar rights.

         The Trust may not borrow money, issue debt or mortgage or pledge any of its assets.

         Subject to applicable law, including, without limitation, United States federal securities laws, we or our affiliates may at any time and from time to time purchase outstanding preferred securities by tender, in the open market or by private agreement, and may resell such securities.

Governing Law

         The trust agreement will be governed by and construed in accordance with the laws of the State of Delaware.

                  DESCRIPTION OF JUNIOR SUBORDINATED DEBENTURES

         The junior subordinated debentures will be issued under the indenture between Deutsche Bank Trust Company Americas, the debenture trustee, and us. The following is a summary of the material terms and provisions of the junior subordinated debentures. You should read the form of the indenture that is filed as an exhibit to the registration statement of which this prospectus is a part. Whenever particular defined terms of the indenture (as amended or supplemented from time to time) are referred to in this prospectus, those defined terms are incorporated into this prospectus by reference. A copy of the form of indenture is available from the debenture trustee upon request.

General

         The Trust will invest the proceeds of the issuance of the preferred securities, together with the consideration paid by us for the common securities, in the junior subordinated debentures issued by us. The junior subordinated debentures are subordinated, unsecured debt under the indenture and will bear interest, accruing from June 28, 2002, at the annual interest rate of 8.45% of the principal amount thereof, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing September 30, 2002, to the person in whose name each junior subordinated debenture is registered at the close of business on the 15th day of March, June, September or December (whether or not a business day) next preceding such interest payment date. It is anticipated that, until the liquidation, if any, of the Trust, each junior subordinated debenture will be registered in the name of the Trust and held by the property trustee in trust for you and us, as the holders of the common securities.

         The amount of interest payable for any period less than a full interest period will be computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in such period. The amount of interest payable for any full interest period will be computed by dividing the annual rate by four. If any date on which interest is payable to the junior subordinated debentures is not a business day, then payment of the interest payable on such date will be made on the next business day (without any interest or other payment in respect of any such delay), or, if the next business day falls in the next calendar year, such payment will be made on the immediately preceding business day.

         Accrued interest that is not paid on the applicable interest payment date will bear additional interest on the amount thereof (to the extent permitted by law) at the annual interest rate of 8.45%, compounded quarterly and computed on the basis of a 360-day year of twelve 30-day months and the actual days elapsed in a partial month in such period. The amount of additional interest payable for any full interest period will be computed by dividing the annual rate by four.

         The  term  "interest"  as  used  herein  includes   quarterly  interest
payments,  interest on quarterly  interest  payments not paid on

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the applicable interest payment date and, if applicable,  any additional sums we pay on the junior subordinated debentures following a Tax Event (as defined under "Description of Preferred Securities -- Redemption") that may be required so that distributions payable by the Trust will not be reduced by any additional taxes, duties or other governmental changes resulting from such Tax Event.

         The junior subordinated debentures will mature on June 30, 2032, subject to our right to shorten the maturity date at any time to any date not earlier than June 30, 2007, if we have received prior approval of the Federal Reserve Board. In the event we elect to shorten the maturity of the junior subordinated debentures, we will give notice to the registered holders of the junior subordinated debentures, the debenture trustee and the Trust at least 90 days before the new maturity date. The property trustee will give you notice of the shortening of the stated maturity of the junior subordinated debentures at least 30 but not more than 60 days before the new maturity date.

         The junior subordinated debentures will be unsecured and will rank junior and be subordinate in right of payment to all of our senior indebtedness, including the outstanding subordinated debentures. The junior subordinated debentures will not be subject to a sinking fund. The indenture does not limit our ability to incur or issue other secured or unsecured debt, including senior indebtedness, whether under the junior subordinated debentures or any existing or other indenture that we may enter into in the future or otherwise. See "-- Subordination."

Option to Extend Interest Payment Period
         So long as we are not in default, we may defer the payment of interest on the junior subordinated debentures at any time for one or more "extension periods." No extension period may exceed 20 consecutive quarters. No extension period may extend beyond the maturity date of the junior subordinated debentures. During any extension period we have the right to make partial payments of interest on any interest payment date. At the end of an extension period, we will pay all interest then accrued and unpaid, together with interest on that amount, compounded quarterly, at the annual interest rate of 8.45%. During an extension period, interest will continue to accrue and holders of junior subordinated debentures (or holders of preferred securities) will be required to accrue interest income for United States federal income tax purposes. See "United States Federal Income Tax Consequences -- Interest Income and Original Issue Discount."

         During any extension period, we may not:

          o make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any of our debt securities that rank equally in all respects with or junior in interest to the junior subordinated debentures, or

          o declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock, except that we may:

               (a) repurchase, redeem or make other acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers directors or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of our capital stock (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable extension period;

               (b) take any necessary action in connection with any reclassification, exchange or conversion of any class or series of our capital stock (or any capital stock of a

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                    subsidiary  of  ours)  or of  any  class  or  series  of our indebtedness for any class or series of our capital stock;

               (c) purchase fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged;

               (d) declare a dividend in connection with any stockholders' rights plan, or issue rights, stock or other property under any stockholders' rights plan, or redeem or repurchase rights pursuant thereto; and

               (e) declare a dividend in the form of stock warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equally with or junior to such stock.

         Before the termination of any extension period, we may further defer the payment of interest, provided that no extension period may exceed 20 consecutive quarters or extend beyond the stated maturity of the junior subordinated debentures. Upon the termination of any extension period and the payment of all amounts then due, we may elect to begin a new extension period subject to the above conditions. No interest will be due and payable during an extension period, except at its end. As long as the junior subordinated debentures are held by the Trust, we will give the property trustee notice of an extension period at least one business day prior to the earlier of (1) the date a distribution on the preferred securities would have been payable but for our election to begin an extension period and (2) the date the property trustee is required to give you notice of the record date or the date such distribution is payable, but in any event not less than one business day prior to such record date. The property trustee will give you notice of our election to begin a new extension period. There is no limitation on the number of times that we may elect to begin an extension period.

Redemption

         We have the right, after receipt of prior approval of the Federal Reserve Board, to redeem the junior subordinated debentures prior to maturity at our option:

          o on or after June 30, 2007, in whole at any time or in part from time to time, or

          o in whole, but not in part, at any time within 90 days following the occurrence and during the continuation of a Tax Event, Investment Company Event or Capital Treatment Event (each as defined under "Description of Preferred Securities -- Redemption").

         In either case, the redemption price will equal 100% of the principal amount of the junior subordinated debentures to be redeemed, plus accrued and unpaid interest, to the date of redemption (including any additional interest on any additional sums we pay following a Tax Event as described below under "--Additional Sums"). The proceeds of any redemption will be used by the Trust to redeem a proportionate amount of the preferred securities.

Additional Sums

         We have covenanted in the indenture that, if and for so long as the Trust is the holder of all junior subordinated debentures and the Trust is required to pay any additional taxes, duties or other governmental charges as a result of a Tax Event, we will pay as additional sums on the junior subordinated debentures such

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

amounts as may be required so that the distributions payable by the Trust will not be reduced as a result of any such additional taxes, duties or other governmental charges. See "Description of Preferred Securities -- Redemption."

Registration, Denomination and Transfer

         The junior subordinated debentures will initially be registered in the name of the Trust. If the junior subordinated debentures are distributed to you in connection with the involuntary or voluntary dissolution or liquidation of the Trust, they will be issued in the form of one or more global certificates. In that event, we expect that the depositary arrangements for and payment on the junior subordinated debentures will be substantially identical to those in effect for the preferred securities. See "Description of Preferred Securities -- Book Entry, Delivery and Form."

         If DTC is at any time unwilling or unable to continue as depositary and we do not appoint a successor depositary within 90 days of receipt of notice from DTC to such effect, we will cause the junior subordinated debentures to be issued in definitive form to you. In that event, principal and interest will be payable, the transfer of the junior subordinated debentures will be registerable without service charge upon payment of any taxes and other governmental charges, and the junior subordinated debentures will be exchangeable for junior subordinated debentures of other authorized denominations of a like aggregate principal amount, at the corporate trust office of the debenture trustee in New York, New York, or at the offices of any paying agent or transfer agent we appoint. We may also, at our option, make payment of interest by check mailed to the address of the persons entitled to payment under the junior subordinated debentures. A holder of $1 million or more in aggregate principal amount of junior subordinated debentures, however, may receive payments of interest (other than interest payable at the stated maturity) by wire transfer of immediately available funds upon written request to the debenture trustee not later than 15 calendar days prior to the date on which the interest is payable.

         In the event of any redemption, neither we nor the debenture trustee will be required to:

          o issue, register the transfer of or exchange junior subordinated debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of the junior subordinated debentures to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; or

          o transfer or exchange any junior subordinated debentures so selected for redemption, except, in the case of any junior subordinated debentures being redeemed in part, any portion of the debenture not to be redeemed.

         Any monies deposited with the debenture trustee or any paying agent, or then held by us in trust, for the payment of the principal of (and premium, if any) or interest on any junior subordinated debenture and remaining unclaimed for two years after this principal (and premium, if any) or interest has become due and payable shall, at our request, be repaid to us and the holder of such junior subordinated debenture shall thereafter look, as a general unsecured creditor, only to us for payment thereof.

Restrictions on Payments; Covenants of Greater Community Bancorp

         We have covenanted that if at any time:

          o we have actual knowledge of any event of default under the junior subordinated debentures that we have not taken reasonable steps to cure;

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

          o we are in default with respect to our payment of any obligations under the guarantee, if the junior subordinated debentures are then held by the Trust; or

          o we have given notice of our election of an extension period and have not rescinded such notice, or the extension period, or any extension thereof, is continuing,

then we will not:

          o make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any of our debt securities that rank equally in all respects with, or junior in interest to, the junior subordinated debentures; or

          o declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock, except that we may:

               (a) repurchase, redeem or make other acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of our capital stock (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable extension period or other event referred to below;

               (b) take any necessary action in connection with any reclassification, exchange or conversion of any class or series of our capital stock (or any capital stock of any subsidiary of ours) for any class or series of our capital stock or of any class or series of our indebtedness for any class or series of our capital stock;

               (c) purchase fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged;

               (d) declare a dividend in connection with any stockholders' rights plan, or issue rights, stock or other property under any stockholders' rights plan, or redeem or repurchase rights pursuant thereto; or

               (e) declare a dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equally with or junior to such stock.

         We have covenanted in the indenture:

          o to continue to hold, directly or indirectly, 100% of the common securities, provided that certain successors may succeed to our ownership of the common securities;

          o as holder of the common securities, not to voluntarily terminate, windup or liquidate the Trust, other than:

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

               (a) in connection with a distribution of junior subordinated debentures to the holders of the preferred securities in liquidation of the Trust; or

               (b)  in  connection  with  certain  mergers,   consolidations  or
                    amalgamations permitted by the trust agreement; and

          o to use reasonable efforts, consistent with the terms and provisions of the trust agreement, to cause the Trust to continue not to be taxable as a corporation for United States federal income tax purposes.

Modification of Indenture

         From time to time, we and the debenture trustee may, without the consent of any of the holders of the outstanding junior subordinated debentures, amend, waive or supplement the provisions of the indenture to:

          o    evidence our succession to another corporation or association and
               the  assumption  by  that   corporation  or  association  of  our
               obligations under the junior subordinated debentures;

          o    add  further  covenants,   restrictions  or  conditions  for  the
               protection of holders of the junior subordinated debentures;

          o cure ambiguities or correct the junior subordinated debentures in the case of defects or inconsistencies in the provisions thereof, so long as any cure or correction does not adversely affect the interest of the holders of the junior subordinated debentures in any material respect;

          o change the terms of the junior subordinated debentures to facilitate the issuance of the junior subordinated debentures in certificated or other definitive form;

          o evidence or provide for the appointment of a successor debenture trustee; or

          o qualify, or maintain the qualification of, the indenture under the Trust Indenture Act.

         We and the debenture trustee, with the consent of the holders of not less than a majority in principal amount of the junior subordinated debentures, may modify the indenture in a manner affecting the rights of the holders of the junior subordinated debentures. However, the consent of all holders of junior subordinated debenture is required to:

          o change the stated maturity of, or any installment of interest on, the junior subordinated debentures, or reduce the principal amount thereof, the rate of interest thereon or any premium payable upon the redemption thereof, or change the place of payment where, or the currency in which, any such amount is payable, or impair the right to institute suit for the enforcement of any payment on junior subordinated debentures; or

          o reduce the percentage of principal amount of junior subordinated debentures which would be required to consent to any modification of, or waiver of rights under, the indenture.

         Furthermore, so long as any of the preferred securities remain outstanding, no modification may be made that adversely affects you in any material respect, and no termination of the indenture may occur, and no waiver of any event of default or compliance with any covenant under the indenture may be effective, without the prior consent of the holders of at least a majority of the aggregate liquidation amount of the

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

outstanding preferred securities unless and until the principal of (and premium, if any, on) the junior subordinated debentures and all accrued and unpaid interest thereon have been paid in full and certain other conditions are satisfied.

Debenture Events of Default

         Any one or more of the following described events with respect to the junior subordinated debentures that has occurred and is continuing is an "event of default" with respect to the junior subordinated debentures:

          o failure to pay any interest on the junior subordinated debentures when due and continuance of this default for a period of 30 days (subject to the deferral of any due date in the case of an extension period); or

          o failure to pay any principal of or premium, if any, on the junior subordinated debentures when due; or

          o failure to observe or perform certain other covenants contained in the indenture for 90 days after written notice of such failure to us from the debenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the outstanding junior subordinated debentures; or

          o the occurrence of the appointment of a receiver or other similar official in any liquidation, insolvency or similar proceeding with respect to us or all or substantially all of our property; or a court or other governmental agency shall enter a decree or order appointing a receiver or similar official and such decree or order shall remain unstayed and undischarged for a period of 60 days.

         As described in "Description of Preferred Securities -- Events of Default; Notice," the occurrence of an event of default in respect of the junior subordinated debentures will also constitute an event of default in respect of the preferred securities.

         The holders of at least a majority in aggregate principal amount of outstanding junior subordinated debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee. The debenture trustee or the holders of not less than 25% in aggregate principal amount of outstanding junior subordinated debentures may declare the principal due and payable immediately upon an event of default, and, should the debenture trustee or such holders of junior subordinated debentures fail to make such declaration, the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities shall have such right. The holders of a majority in aggregate principal amount of outstanding junior subordinated debentures may annul such declaration and waive the default if all defaults (other than the non-payment of the principal of junior subordinated debentures which has become due solely by such acceleration) have been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the debenture trustee. Should the holders of junior subordinated debentures fail to annul such declaration and waive such default, the holders of a majority in aggregate liquidation amount of the outstanding preferred securities shall have such right.

         The holders of at least a majority in aggregate principal amount of the outstanding junior subordinated debentures affected thereby may, on behalf of the holders of all the junior subordinated debentures, waive any past default, except a default in the payment of principal (or premium, if any) or interest (unless this default has been cured and a sum sufficient to pay all matured installments of interest and principal (and premium on, if any) due otherwise than by acceleration has been deposited with the debenture trustee) or a default in respect

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

of a covenant or provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding junior subordinated debenture affected by the default. See "-- Modification of Junior Subordinated Indenture." We are required to give an annual certificate to the debenture trustee declaring whether or not we are in compliance with all the conditions and covenants applicable to us under the indenture.

         If an event of default occurs and is continuing, the property trustee will have the right to declare the principal of and the interest on the junior subordinated debentures, and any other amounts payable under the indenture, to be due and payable and to enforce its other rights as a creditor with respect to the junior subordinated debentures.

Enforcement Rights by Holders of Preferred Securities

         If an event of default on the junior subordinated debentures has occurred and is continuing because of our failure to pay interest or principal on the junior subordinated debentures when due, you may institute a legal action against us for enforcement of payment to you of the principal of or interest on the junior subordinated debentures in an amount equal to the aggregate liquidation amount of the preferred securities you hold. We may not amend the indenture to remove your right to bring this direct legal action without your prior written consent. We will have the right under the indenture to set-off any payment we make to you in connection with such a legal action.

         You will not be able to exercise directly any remedies available to the holders of the junior subordinated debentures except as described in the preceding paragraph. See "Description of Preferred Securities -- Events of Default; Notice."

Consolidation, Merger, Sale of Assets and Other Transactions

         We may not consolidate with or merge into any other entity or convey, transfer or lease our properties and assets substantially as an entirety to any entity, and no entity may consolidate with or merge into us or convey, transfer or lease its properties and assets substantially as an entirety to us, unless:

          o the successor entity is organized under the laws of the United States or any state or the District of Columbia, and such successor entity expressly assumes our obligations in respect of the junior subordinated debentures; provided, however, that nothing in the indenture shall be deemed to restrict or prohibit, and no supplemental indenture shall be required in the case of the merger of a bank (as defined below) with and into a bank or us, the consolidation of banks into a bank or us, or the sale or other disposition of all or substantially all of the assets of any bank to another bank or us, if, in any such case in which we are not the surviving, resulting or acquiring entity, we would own, directly or indirectly, at least 80% of the voting securities of the bank (and of any other bank any voting securities of which are owned, directly indirectly, by such bank) surviving such merger, resulting from such consolidation or acquiring such assets;

          o immediately after giving effect thereto, no event of default with respect to the junior subordinated debentures, and no event which, after notice or lapse of time or both, would constitute an event of default with respect to the junior subordinated debentures, has occurred and is continuing; and

          o certain other conditions as prescribed in the indenture are satisfied.

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

         For purposes of the first bullet point above, the term "bank" means each of:

          o any banking subsidiary of ours the consolidated assets of which constitute 20% or more of our consolidated assets and our consolidated subsidiaries;

          o any other banking subsidiary designated as a bank pursuant to a board resolution and set forth in an officers' certificate delivered to the trustee; and

          o any subsidiary of ours that owns, directly or indirectly, any voting securities, or options, warrants or rights to subscribe for or purchase voting securities, of any bank under the first and second bullet points above and in the case of all three bullet points their respective successors (whether by consolidation, merger, conversion, transfer of substantially all their assets and business or otherwise) so long as any such successor is a banking subsidiary (in the case of the first and second bullet point) or a subsidiary (in the case of the third bullet point) of ours.

         The provisions of the indenture do not give holders of the junior subordinated debentures protection if we are involved in a highly leveraged or other transaction that may adversely affect holders of the junior subordinated debentures.

Satisfaction and Discharge

         The indenture will cease to be of further effect and we will deemed to have satisfied and discharged the indenture when:

          o all junior subordinated debentures not previously delivered to the debenture trustee for cancellation (1) have become due and payable, or (2) will become due and payable at the stated maturity within one year;

          o we deposit or cause to be deposited with the debenture trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the junior subordinated debentures not previously delivered to the debenture trustee for cancellation, for the principal (and premium, if any) and interest to the date of the deposit or to the stated maturity or redemption date; and

          o we have paid all other sums payable by us under the indenture and we have delivered applicable certificates and opinions affirming our compliance with all of our obligations.

Subordination

         The junior subordinated debentures will be subordinate and junior in right of payment, to the extent set forth in the indenture, to all of our senior indebtedness (as defined below). We may not make payment of principal, including redemption payments, or interest on the junior subordinated debentures if:

          o any amount due on our senior indebtedness is not paid when due and the default has not been cured or waived; or

          o    the  maturity  of  any  of  our  senior   indebtedness  has  been
               accelerated because of a default and the acceleration has not been rescinded.

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

         As used herein, "senior indebtedness" means, whether recourse is to all or a portion of our assets and whether or not contingent:

          o    every obligation of ours for money borrowed;

          o every obligation of ours evidenced by bonds, debentures, notes or other similar instrument, including obligations incurred in connection with the acquisition of property, assets or businesses;

          o every reimbursement obligation of ours with respect to letters of credit, bankers' acceptance or similar facilities issued for our account;

          o every obligation of ours issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business);

          o    every capital lease obligation of ours;

          o every obligation of ours for claims (as defined in Section 101(4) of the United States Bankruptcy Code of 1978, as amended) in respect of derivative products such as interest foreign exchange rate contracts, commodity contracts and similar arrangements; and

          o every obligation of the type referred to above of another person and all dividends of another person the payment of which, in either case, we have guaranteed or are responsible or liable, directly or indirectly, as obligor or otherwise.

         However, senior indebtedness shall not include any of the following:

          o any obligations which, by their terms, are expressly stated to rank equally in right of payment with, to not be superior in right of payment to, the junior subordinated debentures;

          o any of our senior indebtedness which when incurred and without respect to any election under Section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to us;

          o    any indebtedness of ours to any of our subsidiaries;

          o    indebtedness to executive officers or directors, or

          o any indebtedness in respect of debt securities issued to any trust, or a trustee of such trust, partnership or other entity affiliated with us that is a financing entity of ours in connection with the issuance by such financing entity of securities that are similar to the preferred securities.

         As of March 31, 2002, our senior indebtedness on a consolidated basis was approximately $114.8 million, excluding $491.1 million of deposits. All senior indebtedness (including any interest thereon accruing after the commencement of any such proceedings) must first be paid in full before any payment or distribution, whether in cash, securities or other property, can be made on the junior subordinated debentures in the event of:

          o certain events of bankruptcy, dissolution or liquidation of us or another holder of the common securities;

          o any proceeding for our liquidation, dissolution or other winding up, voluntary or involuntary, whether or not involving insolvency or bankrupt proceedings;

          o    any assignment by us for the benefit of creditors; or

          o    any other marshaling of our assets.

         In that event, any payment or distribution on account of the junior subordinated debentures, whether in cash, securities or other property, that would otherwise (but for the subordination provisions) be payable or deliverable in respect of the junior subordinated debentures will be paid directly to the holders of senior indebtedness in accordance with the priorities then existing until all senior indebtedness (including any interest thereon accruing after the commencement of any such proceedings) has been paid in full.

         In the event of any proceeding described above, after payment in full of all sums owed on our senior indebtedness, the holders of junior subordinated debentures, together with the holders of our obligations that rank equal with the junior subordinated debentures, will be entitled to be paid from our remaining assets. This payment will be made before any payment or other distribution, whether in cash, property or otherwise, will be made on account of any capital stock or obligations ranking junior to the junior subordinated debentures and such other obligations. If payment or distribution on account of the junior subordinated debentures of any character or security, whether in cash, securities or other property, is received by any holder of any junior subordinated debentures in contravention of the procedures described above, such payment or distribution or security will be received in trust for the benefit of, and must be paid over or delivered and transferred to, the holders of our senior indebtedness to the extent necessary to pay all such senior indebtedness in full.

         The subordination of the junior subordinated debentures will not prevent the occurrence of any event of default on the junior subordinated debentures.

         The indenture places no limitation on the amount of additional senior indebtedness that we may incur. We expect from time to time to incur additional senior indebtedness.

Information Concerning the Debenture Trustee

         The debenture trustee, outside of the occurrence and continuation of a default in the performance of our obligations under the junior subordinated debentures, is under no obligation to exercise any of the powers vested in it at the request of any holder of junior subordinated debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities that it might incur. The debenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the debenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

         Deutsche Bank Trust Company Americas, the debenture trustee, may serve from time to time as trustee under other indentures or trust agreements with us or our subsidiaries relating to other issues of our securities. In addition, we as well as certain of our affiliates may have other banking relationships with Deutsche Bank Trust Company Americas and its affiliates.

Governing Law

         The indenture and the junior subordinated debentures will be governed by and construed in accordance with the laws of the State of New York.

                            DESCRIPTION OF GUARANTEE

         We will execute and deliver the guarantee in connection with the issuance of preferred securities by the Trust for your benefit. Deutsche Bank Trust Company Americas will act as guarantee trustee under the guarantee. The following is a summary of the material terms and provisions of the guarantee. You should read the form of the guarantee, which is filed as an exhibit to the registration statement of which this prospectus is a part. A copy of the form of guarantee is available upon request from the guarantee trustee.

General

         We will irrevocably agree to pay in full on a subordinated basis, to the extent set forth in the guarantee, the guarantee payments, as described below, to you, as and when due, regardless of any defense, right of set-off or counterclaim that the Trust may have or assert other than the defense of payment. The following payments with respect to the preferred securities, to the extent not paid by or on behalf of the Trust, will be subject to the guarantee:

          o any accrued and unpaid distributions required to be paid on such preferred securities, to the extent that the Trust has funds on hand available therefor at such time;

          o the redemption price with respect to any preferred securities called for redemption, to the extent that the Trust has funds on hand available for its payment at such time; and

          o upon a voluntary or involuntary dissolution, termination, winding up or liquidation of the Trust (unless the junior subordinated debentures are distributed to you), the lesser of:

               (a) the aggregate of the liquidation amount and all accumulated and unpaid distributions to the date of payment, to the extent that the Trust has funds on hand available for their payment; or

               (b) the amount of assets of the Trust remaining available for distribution to you on liquidation of the Trust.

         Our obligation to make a guarantee payment may be satisfied by our direct payment to you or by causing the Trust to pay these amounts to you.

         The guarantee will be an irrevocable guarantee of payment on a subordinated basis of the Trust's obligations under the preferred securities, but will apply only to the extent that the Trust has funds sufficient to make such payments, and is not a guarantee of collection.

         If we do not make payments on the junior subordinated debentures held by the Trust, the Trust will not be able to pay any amounts payable in respect of the preferred securities and will not have funds legally available for these payments. The guarantee will rank subordinate and junior in right of payment to all of our senior indebtedness. See " -- Status of the Guarantee." The guarantee does not limit our ability to incur or issue other secured or unsecured debt, including senior indebtedness, whether under the indenture or any other indenture that we may enter into in the future or otherwise.

Status of the Guarantee

         The guarantee will constitute our unsecured obligation and will rank subordinate and junior in right of payment to all of our senior indebtedness in the same manner as the junior subordinated debentures.

         The guarantee will constitute a guarantee of payment and not of collection. This means that the guarantee trustee may institute a legal proceeding directly against us as the guarantor to enforce its rights under the guarantee without first instituting a legal proceeding against any other person or entity. The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the Trust or distribution of the junior subordinated debentures to the holders of the preferred securities.

Amendments and Assignment

         Except for changes which do not materially adversely affect your rights (in which case no consent will be required), the guarantee may not be amended without the prior approval of the holders of a majority of the aggregate liquidation amount of the outstanding preferred securities. The manner of obtaining any such approval is set forth under "Description of Preferred Securities -- Voting Rights; Amendment of Trust Agreement." All guarantees and agreements contained in the guarantee shall bind our successors, assigns, receivers, trustees and representatives and shall inure to your benefit.

Events of Default

         An event of default under the guarantee will occur if we fail to perform any of our payment or other obligations under the guarantee, or to perform any non-payment obligation if such non-payment default remains unremedied for 30 days. The holders of not less than a majority in aggregate liquidation amount of the outstanding preferred securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee or to direct the exercise of any trust or power conferred upon the guarantee trustee under the guarantee.

         You may institute a legal proceeding directly against us to enforce your rights under the guarantee without first instituting a legal proceeding against the Trust, the guarantee trustee or any other person or entity.

         We are required, as guarantor, to give an annual certificate to the guarantee trustee declaring whether or not we are in compliance with all the conditions and covenants applicable to us under the guarantee.

Information Concerning the Guarantee Trustee

         The guarantee trustee, other than during the occurrence and continuance of a default by us in performance of the guarantee, undertakes to perform only such duties as are specifically set forth in the guarantee and, after the occurrence of an event of default with respect to the guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the guarantee trustee is under no obligation to exercise any of the powers vested in it at your request, unless it is offered reasonable indemnity by such holder against the costs, expenses and liabilities that it might incur. For information concerning our relationship with Deutsche Bank Trust Company Americas, as guarantee trustee, see "Description of Junior Subordinated Debentures -- Information Concerning the Debenture Trustee."

Termination of the Guarantee

         The guarantee will terminate and be of no further force and effect upon full payment of the redemption price of the preferred securities, upon full payment of the amounts payable with respect to the preferred securities upon liquidation of the Trust, or upon distribution of junior subordinated debentures to you and the other holders of the preferred securities in exchange for all of the preferred securities. The guarantee will continue to be effective or will be reinstated, as the case may be, if at any time you must restore payment of any sums paid to you under the preferred securities or the guarantee.

Governing Law

         The guarantee will be governed by and construed in accordance with the laws of the State of New York.

             RELATIONSHIP AMONG THE PREFERRED SECURITIES, THE JUNIOR
                   SUBORDINATED DEBENTURES, AND THE GUARANTEE

Full and Unconditional Guarantee

         We have irrevocably guaranteed on a subordinate basis all of the Trust's obligations under the preferred securities to the extent set forth under "Description of Guarantee." Taken together, our obligations under the junior subordinated debentures, the indenture, the trust agreement and the guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee of payments of distributions and other amounts due on the preferred securities. No single document standing alone or operating in conjunction with fewer than all the other documents constitutes the guarantee. Only the combined operation of these documents has the effect of providing a full, irrevocable and unconditional guarantee of the Trust's obligations in respect of the preferred securities.

         If and to the extent that we do not make payments on the junior subordinated debentures, the Trust will not have sufficient funds to pay distributions or other amounts due on the preferred securities. The guarantee does not cover payment of amounts payable with respect to the preferred securities when the Trust does not have sufficient funds to pay such amounts. In that event, your remedy is to institute a legal proceeding directly against us for enforcement of our payment obligations under the junior subordinated debentures having a principal amount equal to the liquidation amount of the preferred securities you hold. See "Description of Junior Subordinated Debenture -- Enforcement Rights by Holders of Preferred Securities."

         Our obligations under the junior subordinated debentures and the guarantee are subordinate and junior in right of payment to all senior indebtedness.

Sufficiency of Payments

         As long as we make the payments on the junior subordinated debentures when they are due, the Trust should have funds sufficient to cover distributions and other payments distributable on the preferred securities, primarily because:

     o the aggregate principal amount of the junior subordinated debentures will be equal to the sum of the aggregate stated liquidation amount of the preferred securities and common securities;

          o the interest rate and interest and other payment dates on the junior subordinated debentures will match the distribution rate, distribution dates and other payment dates for the preferred securities;

          o we will pay any and all costs, expenses and liabilities of the Trust except the Trust's obligations to you and the holders of the common securities; and

          o the trust agreement further provides that the Trust will not engage in any activity that is not consistent with the limited purposes of the Trust.

         Notwithstanding anything to the contrary in the indenture, we have the right to set-off any payment we are otherwise required to make thereunder against and to the extent we have previously made, or are concurrently on the date of such payment making, a payment under the guarantee.

Enforcement Rights of Holders of Preferred Securities

         You may institute a legal proceeding directly against us to enforce your rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the Trust or any other person or entity. See "Description of Guarantee."

         A default or event of default under any of our senior indebtedness would not constitute a default or event of default in respect of the preferred securities. However, in the event of payment defaults under, or acceleration of our senior indebtedness, the subordination provisions of the indenture provide that no payments may be made in respect of the junior subordinated debentures until such senior indebtedness has been paid in full or any payment default on senior indebtedness has been cured or waived. See "Description of Junior Subordinated Debentures -- Subordination."

Limited Purpose of Trust

         The preferred securities represent preferred undivided beneficial interests in the assets of the Trust, and the Trust exists for the sole purpose of issuing the preferred securities and common securities and investing the proceeds from their issuance in the junior subordinated debentures. A principal difference between your rights as a holder of preferred securities and the rights of a holder of a junior subordinated debenture is that a holder of a junior subordinated debenture is entitled to receive from us payments on junior subordinated debentures held, while you are entitled to receive distributions or other amounts distributable with respect to the preferred securities from the Trust (or from us under the Guarantee) only if and to the extent the Trust has funds available for the payment of such distributions.

Rights Upon Dissolution

         Upon any voluntary or involuntary dissolution of the Trust, other than any such dissolution involving the distribution of the junior subordinated debentures, after satisfaction of liabilities to creditors of the Trust as required by applicable law, you will be entitled to receive, out of assets held by the Trust, the liquidation distribution in cash. See "Description of Preferred Securities -- Liquidation Distribution Upon Dissolution." If we are voluntarily or involuntarily liquidated or declare bankruptcy, the Trust, as registered holder of the junior subordinated debentures, will be our subordinated creditor, subordinated and junior in right of payment to all our senior indebtedness as set forth in the indenture, but entitled to receive payment in full of all amounts payable with respect to the junior subordinated debentures before any of our stockholders receive payments or distributions. Since we are the guarantor under the guarantee and have agreed under the indenture to pay all costs, expenses and liabilities of the Trust (other than the Trust's obligations to you and the holders of the common securities), your position as a holder of the preferred securities and the position of a holder of such junior subordinated debentures relative to other creditors and to our stockholders in the event of our liquidation or bankruptcy are expected to be substantially the same.

                  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

         The following discussion describes the United States federal income tax consequences that may be relevant to the purchase, ownership and disposition of the preferred securities by beneficial owners ("Owners").

         The preferred securities and payments on the preferred securities generally are subject to taxation. Therefore, you should consider the tax consequences of owning and receiving payments on the preferred securities as they specifically relate to you before acquiring them.

         The following discussion is general and may not apply to your particular circumstances for any of the following (or other) reasons:

          o This discussion is based on federal tax laws in effect as of the date of this prospectus which are subject to change at any time. Changes to any of these laws may be applied retroactively which may cause the tax consequences to become substantially different from the consequences described below.

          o This discussion only refers to preferred securities you acquire at original issuance at the original offering price and hold as capital assets (within the meaning of federal tax law). We do not discuss all of the tax consequences that may be relevant to Owners who are subject to special rules, such as banks, thrift institutions, real estate investment trusts, regulated investment companies, insurance companies, brokers and dealers in securities or currencies, certain securities traders, tax-exempt organizations and certain other financial institutions. This discussion also does not discuss tax consequences that may be relevant to an Owner in light of the Owner's particular circumstances, such as an Owner holding a preferred security as a position in a straddle, hedging, conversion or other integrated investment.

          o    This discussion does not address:

               (a) The income tax consequences to stockholders in, partners of, or beneficiaries of, a holder of preferred securities;

               (b) the United States alternative minimum tax consequences of purchasing, owning and disposing of preferred securities; or

               (c) any state, local or foreign tax consequences of purchasing, owning, holding or disposing of preferred securities.

         The authorities on which this discussion is based are subject to various interpretations, and the opinions of Tax Counsel (defined hereafter) are not binding on the Internal Revenue Service (the "IRS") or the courts, either of which could take a contrary position. Moreover, no rulings have been or will be sought from the IRS with respect to the transaction described herein. Accordingly, we cannot assure you that the IRS will not challenge the opinion expressed herein or that a court would not rule in favor of the IRS.

         You must consult your own tax advisors regarding the tax consequences to you of purchasing, owning, holding, or disposing of the preferred securities because the following discussion may not apply to you.

U.S. Holders

         In General. For purposes of the following discussion, a "U.S. Holder" means:

               o    a citizen or individual resident of the United States;

               o a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

               o an estate the income of which is includible in its gross income for United States federal income tax purposes without regard to its source; or

               o a trust if a court within the United States is able to exercise primary supervision over its administration and at least one United States person has the authority to control all substantial decisions of such trust.

         Characterization of the Trust. Under current law and assuming full compliance with the terms of the trust agreement by all the parties, in the opinion of Malizia Spidi & Fisch, PC, Washington, D.C., in its capacity as our special tax counsel ("Tax Counsel"), and based on our representations, facts and assumptions set forth in this prospectus, the Trust will be classified as a grantor trust for federal income tax purposes. Accordingly, for United States federal income tax purposes, if you, as a U.S. Holder, purchase a preferred security you will be considered the owner of an undivided interest in the junior subordinated debentures owned by the Trust, and you will be required to include all income or gain recognized for United States federal income tax purposes with respect to your share of the junior subordinated debentures on your income tax return.

         Characterization of the Junior Subordinated Debentures. It is our position that, under current law, the junior subordinated debentures are our debt for United States federal income tax purposes. We, along with the Trust and you (by acceptance of a beneficial interest in a preferred security) agree to treat the junior subordinated debentures as debt of Greater Community Bancorp and the preferred securities as evidence of a beneficial ownership interest in the Trust. We cannot assure you, however, that our position will not be challenged by the IRS or, if challenged, that a challenge will not be successful. In connection with the issuance of the junior subordinated debentures, Tax Counsel is of the opinion that, under current law, based upon our representations, and the facts and assumptions set forth in this prospectus, the junior subordinated debentures will be classified as indebtedness for United States federal income tax purposes. The remainder of this discussion assumes that the junior subordinated debentures will be classified as our debt for United States federal income tax purposes.

         Interest Income and Original Issue Discount. Under the terms of the junior subordinated debentures, we have the ability to defer payments of interest from time to time by extending the interest payment period for a period not exceeding 20 consecutive quarterly periods, but not beyond the maturity of the junior subordinated debentures. Treasury Regulations provide that debt instruments like the junior subordinated debentures will not be considered issued with original issue discount ("OID") even if their issuer can defer payments of interest if the likelihood of any deferral is "remote."

         We have concluded, and this discussion assumes, that, as of the date of this prospectus, the likelihood of our deferring payments of interest is "remote" within the meaning of the applicable Treasury regulations. Our conclusion is based in part on the fact that exercising that option would prevent us from declaring dividends on our preferred and common stock and would prevent us from making any payments with respect to debt securities that rank equally with or junior to the junior subordinated debentures. Therefore, the junior subordinated debentures should not be treated as issued with OID by reason of our deferral option. Rather, you will be taxed on stated interest on the junior subordinated debentures when it is paid or accrued in accordance with your method of accounting for income tax purposes. In connection with the issuance of the junior subordinated debentures, Tax Counsel is of the opinion that, under current law, based upon our representations, and the facts and assumptions set forth in this prospectus, the junior subordinated debentures will not be issued with OID. However, the relevant United States Treasury regulations regarding OID have not yet been addressed in any rulings or other interpretations by the IRS, and it is possible that the IRS could take a contrary position to our interpretation of the Treasury regulations. If the IRS were to assert successfully that the stated interest on the junior subordinated debentures was OID regardless of whether we exercise our option to defer payments of interest on such debentures, all holders of preferred securities would be required to include such stated interest in income on a daily economic accrual basis as described below.

         If we exercise our option to defer payments of interest, the junior subordinated debentures would be treated as redeemed and reissued for OID purposes. The sum of the remaining interest payments (and any insignificant OID) on the junior subordinated debentures would thereafter be treated as OID. The OID would accrue, and be includible in your taxable income, on an economic accrual basis (regardless of your method of accounting for income tax purposes) over the remaining term of the junior subordinated debentures (including any period of interest deferral), without regard to the timing of payments under the junior subordinated debentures. Subsequent distributions of interest on the junior subordinated debentures generally would not be taxable. The amount of OID that would accrue in any period would generally equal the amount of interest that accrued on the junior subordinated debentures in that period at the annual interest rate of 8.45%. Consequently, during any period of interest deferral, you will include OID in gross income in advance of the receipt of cash, and if you dispose of a preferred security prior to the record date for payment of distributions on the junior subordinated debentures following that period, you will be subject to income tax on OID accrued through the date of disposition (and not previously included in income), but you will not receive cash from the Trust with respect to the OID.

         Characterization of Income. In the opinion of Tax Counsel and based on our representations, facts and assumptions set forth in this prospectus, because the income underlying the preferred securities will not be characterized as dividends for income tax purposes, if you are a corporate holder of the preferred securities, you will not be entitled to a dividends-received deduction for any income you recognize with respect to the preferred securities.

         Receipt of Junior Subordinated Debentures or Cash Upon Liquidation of the Trust. Under certain circumstances described above (see "Description of the Preferred Securities -- Liquidation Distribution Upon Dissolution"), the Trust may distribute the junior subordinated debentures to you in exchange for your preferred securities and in liquidation of the Trust. In the opinion of Tax Counsel and based on our representations, facts and assumptions set forth in this prospectus, except as discussed below, such a distribution would not be a taxable event for United States federal income tax purposes, and you would have an aggregate adjusted basis in the junior subordinated debentures you receive for United States federal income tax purposes equal to your aggregate adjusted basis in your preferred securities. For United States federal income tax purposes, your holding period in the junior subordinated debentures you receive in such a liquidation of the Trust would include the period during which you held the preferred securities. If, however, the relevant event is a Tax Event that results in the Trust being treated as an association taxable as a corporation, the distribution would likely constitute a taxable event to you for United States federal income tax purposes.

         Under certain circumstances described herein (see "Description of the Preferred Securities"), we may redeem junior subordinated debentures for cash and distribute the proceeds of such redemption to you in redemption of your preferred securities. Such a redemption would be taxable for United States federal income tax purposes, and you would recognize gain or loss as if you had sold the preferred securities for cash. See "-- Sales of Preferred Securities" below.

         Sales of Preferred Securities. In the opinion of Tax Counsel and based on our representations, facts and assumptions set forth in this prospectus, if you sell preferred securities, you will generally recognize gain or loss equal to the difference between your adjusted basis in the preferred securities and the amount realized on the sale of such preferred securities. Your adjusted basis in the preferred securities generally will be the initial purchase price, increased by OID previously included (or currently includible) in your gross income to the date of disposition, and decreased by payments received on the preferred securities (other than any interest received with respect to the period prior to the effective date we first exercise our option to defer payments of interest). Any such gain or loss generally will be capital gain or loss, and generally will be a long-term capital gain or loss if you have held the preferred securities as a capital asset for more than one year prior to the date of disposition.

         If you dispose of your preferred securities between record dates for payments of distributions thereon, you will be required to include accrued but unpaid interest (or OID) on the junior subordinated debentures through the date of disposition in your taxable income for United States federal income tax purposes (notwithstanding that you may receive a separate payment from the purchaser with respect to accrued interest). You may deduct that amount from the sales proceeds received (including the separate payment, if any, with respect to accrued interest) for the preferred securities (or as to OID only, to add such amount to your adjusted tax basis in the preferred securities). To the extent the selling price is less than your adjusted tax basis (which will include accrued but unpaid OID if any), you will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

Tax Litigation Regarding the Preferred Securities

         In 1998, Enron Corp. filed a petition in the United States Tax Court contesting the IRS's disallowance of interest deductions that Enron Corp. claimed in respect of securities issued in 1993 and 1994 that are, in some respects, similar to the preferred securities. (Enron Corp. v. Commissioner, Docket No. 6149-98, filed April 1, 1998). The Enron Corp. case was settled on October 1, 1999. The settlement allowed Enron Corp.'s interest deductions related to the securities issued in 1993 and 1994. The Enron Corp. settlement may not be relied upon by any other taxpayers and as a result the IRS may still choose to disallow interest deductions related to the preferred securities. An IRS disallowance of interest deductions related to the preferred securities may cause a Tax Event, which would give us the right to redeem the junior subordinated debentures. See "Description of Junior Subordinated Debentures -- Redemption" and "Description of Preferred Securities -- Liquidation Distribution Upon Dissolution."

Non-U.S. Holders

         The following discussion applies to you if you are not a U.S. Holder as described above.

         Payments to you, as a non-U.S. Holder, on a preferred security will generally not be subject to withholding of income tax, provided that:

          o you did not (directly or indirectly, actually or constructively) own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

          o you are not a controlled foreign corporation that is related to us through stock ownership; and

          o either (a) you certify to the Trust or its agent under penalties of perjury, that you are not a U.S. Holder and provide your name and address, or (b) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business, and holds the preferred security in such capacity, certifies to the Trust or its agent, under penalties of perjury, that it requires and has received such a statement from you or another financial institution between it and you in the chain of ownership, and furnishes the Trust or its agent with a copy of the statement.

         As discussed above, it is possible that changes in the law affecting the federal income tax consequences of the junior subordinated debentures could adversely affect our ability to deduct interest payable on the junior subordinated debentures. Changes in the law could also cause the junior subordinated debentures to be classified as our equity (rather than our debt) for United States federal income tax purposes. This might cause the income derived from the junior subordinated debentures to be characterized as dividends, generally subject to a 30% income tax (on a withholding basis) when paid to you if you are not a U.S. Holder, rather than as interest which, as discussed above, generally is exempt from income tax in the hands of a person who is not a U.S. Holder. However, according to Treasury Regulations that became effective January 1, 2001, the 30% income tax withholding may not be required if certain requirements are met.

         A non-U.S. Holder will generally not be subject to withholding of income tax on any gain realized upon the sale or other disposition of a preferred security.

         If you hold the preferred securities in connection with the active conduct of a United States trade or business, you will generally be subject to income tax on all income and gains recognized with respect to your proportionate share of the junior subordinated debentures.

Information Reporting

         In general, information reporting requirements will apply to payments made on, and proceeds from the sale of, the preferred securities held by a noncorporate U.S. Holder within the United States. In addition, payments made on, and payments of the proceeds from the sale of, the preferred securities to or through the United States office of a broker are subject to information reporting unless you certify as to your non-U.S. Holder status or otherwise establish an exemption from information reporting and backup withholding. See "--Backup Withholding." Taxable income on the preferred securities for a calendar year should be reported to U.S. Holders on the appropriate forms by the following January 31st.

Backup Withholding

         Payments made on, and proceeds from the sale of, the preferred securities may be subject to a "backup" withholding tax of 30% unless you comply with certain identification or exemption requirements. Any amounts withheld will generally be allowed as a credit against your income tax liability, or refunded, provided the required information is provided to the IRS.

         THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE MAY BE INAPPLICABLE TO A PARTICULAR SITUATION OF A HOLDER OF THE PREFERRED SECURITIES. HOLDERS OF PREFERRED SECURITIES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF
THE  PREFERRED   SECURITIES,   INCLUDING  THE  TAX

CONSEQUENCES UNDER STATE, INDEPENDENT, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES OR OTHER TAX LAWS PARTICULARLY SINCE TAX CONSEQUENCES WILL VARY FOR INVESTORS IN DIFFERENT TAX SITUATIONS.

                              ERISA CONSIDERATIONS

         With respect to individual retirement accounts ("IRAs") and employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), we may be considered a "party in interest" within the meaning of ERISA or a "disqualified person" within the meaning of Section 4975 of the Code. If we are considered to be a party in interest or a disqualified person, an employee benefit plan or IRA that purchases the preferred securities could be subject to excise taxes and, in the case of an IRA, could be disqualified. Any pension or other employee benefit plan, fiduciary or IRA holder that wishes to purchase the preferred securities should consult with legal counsel.

                                  UNDERWRITING

         Subject to the terms and conditions of the underwriting agreement, dated June 25, 2002, among us, the Trust and Advest, Inc. and Ferris, Baker Watts, Incorporated, as representatives of the underwriters, the Trust has agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from the Trust, the following respective aggregate liquidation amounts of preferred securities at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:


                                                Liquidation Amount of
Underwriter:                                     Preferred Securities:
------------                                     ---------------------

Advest, Inc...........................                 $14,950,000
Ferris, Baker Watts, Incorporated.....                   8,050,000
                                                       -----------
        Total.........................                 $23,000,000
                                                       ===========

         The  underwriting  agreement  provides  that  the  obligations  of  the underwriters are subject to certain conditions precedent and that the underwriters will purchase all of the preferred securities offered hereby if any of such preferred securities are purchased.

         The underwriters have advised us that they propose to offer the preferred securities to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $0.20 per preferred security. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.05 per preferred security to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the underwriters.

         We have granted to the underwriters an option, exercisable not later than 30 days after the date of the underwriting agreement, to purchase up to an additional 345,000 preferred securities at the public offering price. To the extent that the underwriters exercise such option, we will be obligated, pursuant to the option, to sell such preferred securities to the underwriters. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of the preferred securities offered in this prospectus. If purchased, the underwriters will offer these additional preferred securities on the same terms as those on which the $23,000,000 aggregate liquidation amount of the preferred securities are being offered.

         In connection with this offering, the underwriters and any selling group members and their respective affiliates may engage in transactions effected in accordance with Rule 104 of the SEC's Regulation M that are intended to stabilize, maintain or otherwise affect the market price of the preferred securities. Such transactions may include over-allotment transactions in which the underwriters create a short position for their own account by selling more preferred securities than they are committed to purchase from the Trust. In such a case, to cover all or part of the short position, the underwriters may exercise the over-allotment option described above or may purchase preferred securities in the open market following completion of the initial offering of the preferred securities. The underwriters also may engage in stabilizing transactions in which they bid for, and purchase, shares of the preferred securities at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the preferred securities. The underwriters also may reclaim any selling concessions allowed to an underwriter or dealer if the underwriters repurchase shares distributed by that underwriter or dealer. Any of the foregoing transactions may result in the maintenance of a price for the preferred securities at a level above that which might otherwise prevail in the open market. We do not, nor do any of the underwriters, make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the preferred securities. The underwriters are not required to engage in any of the foregoing transactions and, if commenced, such transactions may be discontinued at any time without notice.

         In view of the fact that the proceeds from the sale of the preferred securities will be used to purchase our junior subordinated debentures, the underwriting agreement provides that we will pay as compensation for the underwriters' arranging the investment of such proceeds an amount of $0.35 per preferred security (or $805,000 ($925,750 if the over-allotment option is exercised in full) in the aggregate).

         Because the National Association of Securities Dealers, Inc. is expected to view the preferred securities as interests in a direct participation program, this offering is being made in compliance with the applicable provisions of Rule 2810 of the NASD's Conduct Rules.

         The preferred securities are a new issue of securities with no established trading market. The representatives have advised the Trust and us that they intend to make a market in the preferred securities. However, the underwriters are not obligated to do so and such market making may be interrupted or discontinued at any time without notice at the sole discretion of each of the underwriters. The preferred securities have been approved for quotation on the Nasdaq National Market but a requirement for continued listing is the presence of three market makers for the preferred securities, and the presence of such market makers cannot be assured. Accordingly, no assurance can be given as to the development or liquidity of any market for the preferred securities.

         We  have  agreed  to  indemnify  the   underwriters   against   certain
liabilities, including liabilities under the Securities Act.

         Advest, Inc. has in the past, and may in the future, perform various services for us, including investment banking services, for which it has and may receive customary fees. Advest, Inc. also served as managing underwriter in our public offering of trust preferred securities in 1997, and has advised us in certain of our acquisitions.

                              LEGAL AND TAX MATTERS

         The validity of the Guarantee and the Junior Subordinated Debentures will be passed upon by Malizia Spidi & Fisch, PC, Washington, D.C., special counsel to Greater Community Bancorp, which will also issue the tax opinion. The validity of the underwriting agreement will be passed upon for Advest, Inc. and for Ferris, Baker Watts, Incorporated, by Thacher Proffitt & Wood, Washington, D.C. The validity of the preferred securities, the enforceability of the trust agreement and the creation of the trust, as each of these issues relates to Delaware law, will be passed upon by Richards, Layton & Finger, P.A.,Wilmington, Delaware, special Delaware counsel to Greater Community Bancorp and the Trust. Malizia Spidi & Fisch, PC and Thacher Proffitt & Wood will rely on the opinion of Richards, Layton & Finger as to those matters of Delaware law relating to the validity of the preferred securities, the enforceability of the trust agreement and the creation of the Trust.

                                     EXPERTS

         Our consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years ended December 31, 2001, appearing in our Annual Report on Form 10-K for the year ended December 31, 2001, which are incorporated by reference in this prospectus, have been audited by Grant Thornton LLP, independent auditors, whose report is incorporated by reference in this prospectus and given upon their authority as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with the Exchange Act, we file reports, proxy statements, information statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Copies of this material can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. This material also may be accessed electronically by means of the SEC's home page on the Internet at www.sec.gov.

         We have filed a registration statement on Form S-3 with the SEC under the Securities Act in connection with the offering. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. The registration statement, including any amendments, schedules and exhibits thereto, is available for inspection and copying as set forth above. Statements contained in this prospectus as to the contents of any contract or other document referred to in this document include all material terms of such contract or other documents but are not necessarily complete, and in each instance reference is made to the copy of any such contract or other document which may have been filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

         No separate financial statements of the Trust have been included or incorporated by reference in this document. We do not, nor does the Trust, consider that such financial statements would be material to holders of the preferred securities because the Trust is a newly formed special purpose entity, has no operating history or independent operations and is not engaged in and does not propose to engage in any activity other than holding as trust assets the junior subordinated debentures and issuing the preferred securities and common securities. In addition, we do not expect that the Trust will file reports under the Exchange Act with the SEC.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          This prospectus incorporates documents by reference which are not presented here or delivered with this document. These documents (excluding exhibits unless specifically incorporated in these documents) are available without charge upon written or oral request to Greater Community Bancorp, 55 Union Boulevard, Totowa, New Jersey 07512, attention: Corporate Secretary, telephone: (973) 942-1111.

         The following documents previously filed by us with the SEC are incorporated into this prospectus by reference.

o    Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

o    Our Proxy Material for the 2002 annual meeting of stockholders;

o    Our Current Report on Form 8-K dated April 16, 2002; and

o    Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

         In addition, all subsequent documents filed with the SEC by us pursuant Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing such documents. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus or another such document shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or another such document or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified superseded, to constitute a part of this prospectus.

                         CAUTIONARY STATEMENT CONCERNING
                           FORWARD-LOOKING INFORMATION

         This prospectus (including information included or incorporated by reference herein) contains forward-looking statements with respect to our financial condition, results of operations, plans, objectives, future performance and business, including statements preceded by, followed by or that include the words, "projected," "look," "may," "will," "believe," "expect," "anticipate" or similar expressions. These forward-looking statements involve certain risks and uncertainties and may relate to our future operating results. Actual results may differ materially from such forward-looking statements. We assume no obligation for updating any such forward-looking statement at any time.

         Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following:

o the ability of our subsidiary banks to generate deposits and loans and attract qualified employees;

o    the direction of interest rates;

o    continued levels of loan quality and origination volume;

o    continued relationships with major customers including sources for loans;

o    effects of economic conditions;

o    legal and regulatory barriers and structure; and

o    competition.

================================================================================    ================================================


      You should rely only on the  information  contained in this  prospectus or that to which we have  referred  you.  We have not  authorized  anyone  to
      provide you with information  that is different.  This prospectus does not                        $23,000,000
      constitute an offer to sell, or the  solicitation  of an offer to buy, any of the  securities  offered  hereby to any person in any  jurisdiction  in which the offer or solicitation  would be unlawful.  You should not assume that the  information  provided by this  prospectus  is accurate as of any
      date after the date of this prospectus.                                                       GCB Capital Trust II

                          --------------------                                                8.45% Trust Preferred Securities


                           TABLE OF CONTENTS                                               fully and unconditionally guaranteed by
                                                                            Page
                                                                            ----
Summary ...................................................................    1              Greater Community Bancorp(R) [Logo]
The Offering ..............................................................    4
Selected Consolidated Financial Data ......................................    8
Risk Factors ..............................................................    9                         ----------
Use of Proceeds ...........................................................   15
Consolidated Ratios of Earnings to Fixed Charges...........................   15                         PROSPECTUS
Capitalization ............................................................   16
GCB Capital Trust II ......................................................   17                         ----------
Accounting Treatment ......................................................   18
Description of Preferred Securities .......................................   19
Description of Junior Subordinated Debentures .............................   32                        Advest, Inc.
Description of Guarantee ..................................................   43
Relationship Among the Preferred Securities,
   the Junior Subordinated Debentures and the Guarantee ...................   45                     Ferris, Baker Watts
United States Federal Income Tax Consequences .............................   47                        Incorporated
ERISA Considerations.......................................................   52
Underwriting ..............................................................   52                        June 25, 2002
Legal and Tax Matters .....................................................   53
Experts ...................................................................   54
Where You Can Find Additional Information .................................   54
Incorporation of Certain Documents by Reference ...........................   54
Cautionary Statement Concerning Forward-Looking Information ...............   55

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